RICHMONT MINES INC.

ANNUAL INFORMATION FORM

2005



March 24, 2006

TABLE OF CONTENTS

Unless otherwise specified, all the unit measures used in this report are expressed according to the metric system. The most commonly used conversion factors and their respective abbreviations are shown below :

1 troy ounce (oz) = 31.1035 grams (g)
1 tonne (t) = 1.1023 short ton (2,000 lbs)
1 metre (m) = 3.28 feet

Au: gold
g/t: gram per tonne
ha: hectare
NSR: Net Smelter Return
t/d: tonnes per day
mm: millimetre
kg: kilogram
g: gram
t/m^3: tonnes per cubic metre

DEFINITIONS

Mineral Reserve

Mineral reserves are sub-divided in order of increasing confidence into probable Mineral Reserves and Proven Mineral Reserves. A probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve. A Mineral Reserve is the economically mineable part of a measured or indicated Mineral Reserve demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic parametres and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Proven Mineral Reserve

A Proven Mineral Reserve is the economically mineable part of a measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic parametres and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Probable Mineral Reserve

A probable Mineral Reserve is the economically mineable part of an indicated mineral resource and, in some cases, a measured Mineral Resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic parametres, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Mineral Resource

Mineral resources are sub-divided in order of increasing confidence into inferred, indicated and measured categories. An inferred Mineral Resource has a lower level of confidence than that applied to an indicated Mineral Resource. An indicated Mineral Resource has a higher level of confidence than an inferred Mineral Resource but has a lower level of confidence than a measured Mineral Resource. A Mineral Resource is a concentration or occurrence or natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form end quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resource

A measured Mineral Resource is that part of a Mineral Resource for which quantity, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parametres to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground working and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resource

An indicated Mineral Resource is that part of a Mineral Resource for which quantity, densities, shape, and physical characteristics, can be estimated a level of confidence sufficient to allow the appropriate application of technical and economic parametres to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, pits, underground workings and drill holes that are spaced closely enough for geological and grade continually to be reasonable assumed.

Inferred Mineral Resource

An inferred Mineral Resource is that part of a Mineral Resource for which and grade can be estimated on the basic of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continually. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This Annual and Information Form contains forward-looking statements that include risks and uncertainties. When used in this Report, the words "estimate," "project," "anticipate," "expect," "intend," "believe," "hope," "may" and similar expressions, as well as "will," "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on our current expectations and speak only as of the date made. These forward-looking statements involve risks, uncertainties and other factors that in some cases have affected our historical results and could cause actual results in the future to differ significantly from the results anticipated in forward-looking statements made in the Annual Information Form. Important factors that could cause such a difference are discussed in the annual report, particularly in the sections entitled "Risks and uncertainties." You are cautioned not to place undue reliance on the forward-looking statements.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian–United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed in Richmont Mines' Annual Information Form, Annual Report and periodic reports. We undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING RESOURCE ESTIMATES

Resource estimates

The resource estimates in this Annual Information Form were prepared in accordance with National Instrument 43-101 adopted by the Canadian Securities Administrators. The requirements of NI 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this Annual information Form, we use the terms "measured", "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves". Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources" exist or can be legally or economically mined, or that they will ever be upgraded to a higher category.

Compliance with Canadian securities regulations

This Annual Information Form is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended ("Exchange Act"), as promulgated by the SEC.

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 0-28816, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC's web site: http://sec.gov/edgar.shtml.

I. INCORPORATION

Richmont Mines Inc. ("Richmont Mines" or the "Company") was incorporated pursuant to Part 1A of the *Companies Act* (Quebec), on February 12, 1981, under the corporate name of Ressources Minières Rouyn Inc. By certificates of amendment dated February 10, 1987 and June 20, 1991, respectively, the Company's articles were amended to change its corporate name. The head office, principal place of business of the Company, is located at 110 Avenue Principale, Rouyn-Noranda, Quebec, J9X 4P2. The common shares of Richmont Mines are listed and posted for trading on The Toronto Stock Exchange and the American Stock Exchange under the symbol "RIC".

Richmont Mines holds 70% of all voting shares of Louvem Mines Inc. (Louvem), a corporation incorporated under the *Companies Act* (Quebec). The core asset of Louvem is its interest in the Beaufor Mine, a 50%-50% joint venture between Louvem and Richmont Mines. Furthermore, Richmont Mines holds all voting shares of Camflo Mill Inc., a corporation incorporated under the *Canada Business Corporations Act*.


RICHMONT
Quebec DIVISION
50% - Beaufor Mine
70% - Louvem Mines Inc. – 50% - Beaufor Mine
100% - East Amphi Mine
100% - Camflo Mill Inc.
Ontario DIVISION
55% - Island Gold Property
Newfoundland DIVISION
100% - Hammerdown Mine
100% - Nugget Pond Property

II. GENERAL DEVELOPMENT OF THE BUSINESS

1. General

Richmont Mines is principally engaged in activities related to the acquisition, exploration, development and operation of mineral properties. The Company began its exploration activities in northwestern Quebec in the spring of 1984. During the following years, it acquired a portfolio of properties with gold-bearing potential with a view to development and commercial operation.

2. Three-Years History

In September 2003, Richmont Mines invested $1 million in Patricia Mining Corp. in the form of a private placement in order to obtain an option to acquire a 55% undivided interest in the Island Gold project, located 15 kilometres from Dubreuilville in northeastern Ontario. Richmont Mines' investment was used to finance a portion of a $3 million exploration program involving surface drilling, the dewatering of the access ramp, and the lateral and vertical underground infrastructures. Work was completed in September 2004.

On December 3, 2004, Richmont Mines decided to invest up to $10 million in exploration and development work in order to fulfill its 2003 agreement which granted its option to acquire a 55% interest in the Island Gold project. Patricia Mining Corp. continued to serve as manager during a transition period, after which Richmont Mines assumed responsibility for operations on January 1, 2005. During the course of the fourth quarter 2005, after having fulfilled its obligation to invest $10 million for the project development, the Company has owned its 55% interest.

In December 2003, Richmont Mines acquired the East Amphi property, located near Malartic, in Abitibi, for a cash amount of $7 million Canadian, thus committing itself to completing a $6 million exploration program on this property by December 31, 2004. The work was conducted during the course of the year 2004. Details are presented in Section III, "Description of the Company's Activities", under Subsection 1.2, "East Amphi Mine".

3. 2006 Trends

In 2006, Richmont Mines expects to produce 77,000 ounces of gold. Approximately 40,000 ounces will come from the Beaufor Mine and 25,000 ounces from the East Amphi property, which is in commercial production since February 1, 2006. In addition, the Company expect to advance the Island Gold project into production during the second half of 2006 and thus producing approximately 12,000 ounces of gold. This increase in production of approximately 40,000 ounces compared with 2005 reflects the beginning of Richmont Mines' gold production growth.

Given the anticipated ongoing increase in the market price of gold, Richmont Mines can expect good results for 2006. In order to ensure its future growth and thus become an intermediate gold producer, the Company intends to pursue strategic exploration on its properties in 2006. Richmont Mines forecasts a budget of more than $8 million for exploration at all of its properties. The Island Gold project will receive an investment of approximately $7 million, while investments for the other properties will total approximately $1.5 million, including investments expected for the Beaufor mine and the Valentine Lake property, which is the Company's primary target of exploration in Newfoundland. Richmont Mines plans to finance these expenditures with cash on hand and cash flow from operations but may also resort to various sources of financing if it deems such a move appropriate.

4. Risks Associated with the Mining Industry

4.1 Speculative Nature of the Mining Industry

The mining industry is intensely competitive and Richmont Mines competes with many companies possessing greater financial resources and technical facilities.

The market price of precious metals and other metals is volatile and cannot be controlled. If the price of precious metals should drop significantly, the economic prospects of operations in which Richmont Mines has an interest could be significantly reduced or rendered uneconomic.

There is no assurance that Richmont Mines' mineral development and exploration activities will be successful.

4.2 Mining Risks

The mining operations of Richmont Mines are subject to the risks normally encountered in the mining business. Hazards such as unusual or unexpected geological formations, rock bursts, cave-ins, floods and other conditions are involved in the drilling and mining of ore. The processing of ore may subject Richmont Mines to liability under environmental legislation resulting from a failure to maintain dams around tailing disposal areas. Richmont Mines may become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or for other reasons.

The ore reserves presented in this Annual Information Form are in large part estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The grade of ore mined may differ from that indicated by drilling results, which variation may have an adverse impact on production results. In addition, the reliability of estimates of future production might also be affected by factors such as weather, strikes and environmental occurrences.

4.3 Fluctuations in Gold Prices and Currencies

The profitability of the Company is directly related to the market price of gold. Gold prices fluctuate considerably and are affected by numerous factors beyond the Company's control, such as changes in investment trends and international monetary systems, political events and changes in the supply and demand for gold on the public and private markets.

Furthermore, since gold price is established in US dollars, a significant increase in the value of the Canadian dollar relative to the US dollar coupled with stable or declining gold prices could adversely affect Richmont Mines' results with respect to the sale of gold.

As at December 31, 2005 and 2004, Richmont Mines had no gold hedging contracts and no US dollar exchange contracts for the coming year.

4.4   Exploration and Development Risks

Mining exploration and the development of mineral deposits involve significant financial risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. The exploration process generally begins with the identification and appraisal of mineral prospects. Substantial expenditures may be required in an attempt to establish ore reserves through drilling and other techniques, to develop metallurgical processes to extract metals from ore and to construct mining processing facilities at the site chosen for mining. No assurance can be given that current exploration programs will result in any commercial mining operation.

4.5   Laws and Regulations

The Company's mining operations and exploration activities are subject to various laws and regulations governing the environment, agricultural zoning, prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters.

The Canadian mining industry is subject to federal and provincial environmental protection legislation. This legislation imposes high standards on the mining industry in order to reduce or eliminate the effects of waste generated by extraction and processing operations and subsequently emitted into the air or water. Consequently, drilling, refining, extracting and milling are all subject to the restrictions imposed by this legislation. In addition, the construction and commercial operation of a mine typically entail compliance with applicable environmental legislation and review processes, as well as the obtaining of permits, particularly for the use of the land, permits for the use of water, and similar authorizations from various government bodies.

The Company believes that it is in compliance with all current laws and regulations material to its activities. However, changing government regulations may have an adverse effect on the Company.

III. NARRATIVE DESCRIPTION OF THE BUSINESS

1. Quebec Division

1.1 Beaufor Mine

1.1.1 Property Description and Location

i) Location

The Beaufor Mine property along with other adjacent properties such as Pascalis, Perron, Colombière, Courvan and Perron Blocs 2 and 3, are located approximately 27 kilometres to the northeast of the town of Val-d'Or, in the Abitibi-Est county, Province of Quebec.

ii) Description of Mineral Rights

The property includes the mineral reserves and resources of the Beaufor Mine consisting of a series of adjacent mining rights subdivided into four projects: Perron, Beaufor, Pascalis and Colombière. The projects are composed of two mining leases, one mining concession and 23 claims for a total area of 591 ha. The Courvan project and Perron blocks 2 and 3 form another group of mining titles with high economic potential but currently presenting no mining activities. This group consists of two mining concessions and 64 claims for a total area of 1,255 ha.

iii) Ownership of Mineral Rights

All the mining titles of the Beaufor property are jointly held by Richmont Mines (50%) ("the operator") and by Louvem (50%). Richmont Mines holds 70% of the shares of Louvem.

iv) Mineral Royalties

All the properties jointly held by Richmont Mines and Louvem are subject to the payment of royalties and financial contractual obligations. The details can be found in the Technical Report of the Beaufor Mine (43-101), pages 5 and 6.

v) Environmental Obligations

Approximately 75% of the development waste material is hoisted from the underground mine to the surface and placed on a waste dump. The waste rock is not acid generating and does not require any particular environmental measures.

The rehabilitation plan for the Beaufor Mine is in approbation phase by the Ministère des Ressources naturelles et de la Faune du Québec.

vi) Infrastructures

Two mine shafts are located on the Beaufor property, the old Perron shaft No. 5 presently used for hoisting and the Pascalis shaft, used as the ventilation air intake shaft. A series of buildings comprising warehouses, workshops, offices, etc. are used to service a workforce of about 119 employees and approximately 14 contractuals as of December 31, 2005.

vii) Permits

All necessary permits and authorizations have been requested and issued. No other permits are needed.

1.1.2 Accessibility, Climate, Local Resources, Infrastructures and Physiography

i) Access

The mine can be accessed from the main road 117, going East from Val-d'Or to the Perron road and then north bound towards the village of Perron. The mine can also be accessed using the secondary road 397 from Val-d'Or to Val-Senneville, and going south on the Paré road to the Perron village.

ii)   Climate

The average annual precipitation is some 954 mm and the most falls in September (some 102 mm). Snow falls between October and May with the most snowfall occurring between November and March. The average for that period is about 54 mm (expressed in mm of water).

The average daily temperature in Val-d'Or is slightly above freezing namely 1.2°C. The average temperature for July reaches 17.1°C while in January the temperature falls to –17.0°C. The lowest temperature measured was -43.9°C and the highest temperature measured was 36.1°C. The area is below the freezing point an average of 209 days per year.

iii)   Local Resources and Basic Infrastructures

The area is well served by existing infrastructure and human resources. The population of the town of Val-d'Or was, in 2001, approximately 43,300 people accrording to the Institut de la statistiques du Québec. This town is accessible from the national road network and commercial flights are available daily at the local airport. The latter also hosts an excellent base of suppliers and manufacturers for the mining industry.

A railroad is located a few kilometres to the south of the property.

The local manpower is well trained. Since the mining town of Val-d'Or is very active, it is generally easy to recruit and keep a mining workforce. Professionals, engineers, geologists and technicians are usualy also well trained and available.

iv)   Physiography

The regional landscape is typical of the Abitibi lowlands, with its small rolling hills and widespread swamps, and its mixed forests of broadleafs and conifers. The forest cover is relatively young, as a forest fire devastated the area in 1942.

1.1.3   Historical

Intermittent exploration fieldwork has been conducted on the Beaufor property since the 1930s. Following a development period, Aurizon Mines (50%) and Louvem (50%) started commercial production at the Beaufor Mine in January 1996. In August 2000, Aurizon Mines stopped the mining operation at Beaufor Mine for reasons of risk instability of the crown pillar. In spring 2001, Aurizon Mines transferred the mining rights of the Perron, Beaufor, Pascalis, Colombière and Courvan properties to Richmont Mines Inc. for an amount of 1.8 million dollars. In September 2001, Richmont Mines has undertaken construction work to secure the crown pillar and commercial production resumed at Beaufor Mine jointly with Louvem in January 2002.

1.1.4   Geological Setting

i)   Regional geology

The mining town of Val-d'Or is located in the South-East of the Abitibi greenstone belt formed of archean volcanic and sedimentary rocks from the Superior Province. The mining camp of Val-d'Or belongs to the Malartic group corresponding to a volcanic pile including ultramafic, basaltic and rhyolitic flows. The Bourlamaque granodiorite intrusion hosts significant gold concentrations, namely at the Beaufor mine.

ii)   Beaufor Mine geology

The Beaufor, Perron, Pascalis, Colombière and Courvan properties belong to the same gold bearing hydrothermal system with a similar geometry. The Beaufor deposit is included in the Bourlamarque granodiorite. Gold mineralization occurs in veins associated with shear zones moderately dipping south. The mineralization is associated with quartz-tourmaline veins resulting from the filling of shear and extension fractures. The gold bearing veins show a close association with mafic dykes intrusive and undercutting the granodiorite. The dykes seem to have influenced the structural control of the gold bearing veins.

1.1.5   Mineralization

Gold-bearing veins at the Beaufor mine consist of quartz-tourmaline-pyrite veins, typical of Archean epigenetic lode gold deposits, that cross-cut the Bourlamaque Batholith. Mafic dykes that predate the mineralization are associated with shear-hosted gold-bearing veins. Shallowly dipping extensional gold-bearing veins are commonly observed at the Beaufor mine. Shear zones striking N070o and steeply dipping to the southwest control the opening and gold enrichment of veins.

1.1.6   Work for 2003, 2004, and 2005

The 2005 exploration program consisted in drift and raise development to access gold-bearing zones. The following table summarizes the work completed over the last three years. Ramp development began last October from level 20, the lowest level accessible from the shaft.

DEVELOPMENT AND DRILLING PERFORMED AT THE BEAUFOR MINE (in metres)			
	2005	2004	2003
Drifts	**1,014**	1,299	1,026
Raises	**402**	597	380
Ramp	**67**	-	-
Definition drilling	**21,524**	14,928	8,764
Exploration drilling	**13,023**	13,396	17,511

1.1.7   Drilling

Most of the drill holes are planned on vertical cross-sections in order to undercut at right angles the shear veins. The drilling program is sub-divided into two main categories as follows:

- Exploration drilling using a 60 metres by 60 metres grid;

- Definition drilling based on a 10 to 20 metres by 10 to 20 metres grid.

Drilling operations are performed by a drilling contractor, under the supervision of the geological staff at the Beaufor mine. Underground drillholes are LTK48 (1" $^{13}/_{32}$) calibre and ATW (1" $^{13}/_{64}$) calibre. Surface drillholes are NQ size. The core recovery is better than 95%, including the fault zones where the RQD is more than 75%. A detailed description of the drill cores is logged by experienced and highly competent personnel as per established Beaufor Mine guidelines.

1.1.8   Sampling and Analysis

i)   Sampling

The sampling of the rock mass is performed using drill cores and blasted rock. Results of the drill cores analyses as well as the grades of ore samples sent in the ore pass and in the car wagon are taken into account during the mineral reserve calculation. There is currently no face sampling "chips" at the Beaufor Mine.

In definition drillholes, samples are collected over 1-metre intervals, and frequently include both vein material and wall rocks, since veins are often less than 1 metre thick. The entire core is then analyzed at the chemical assay laboratory.

ii)   Assays

ALS Chemex Chimitec Laboratories in Val-d'Or, was selected to analyze samples from the Beaufor mine. This laboratory is certified ISO 9001-2000 for the "Supply of assays and geochemical analysis services" by QMI, an ISO certification firm. The step-by-step procedure for sample analyses is briefly described as follows:

- Upon reception of sample bags, all sample numbers are verified and entered into the Laboratory Information Management System (LIMS), a sample tracking system used by the laboratory.

- Samples are dried and crushed to 70% passing 2 mm using a jaw crusher. A representative sub-sample weighing 250 to 300 g of the –2 mm fraction is prepared using a Jones riffle splitter. The sub-sample is then pulverized to 85% passing –200 mesh using a ring pulverizer.

- Samples are then analyzed by fire assay with gravimetric finish using 30 g per sample.

iii)   Quality Control

The first quality control program done by the laboratory at different steps of the process are as follows:

- Crushing, pulverizing, weighing: daily check;
- Fire assay: 1 blank, 2 standards and 3 duplicates are inserted in each batch of 84 samples.

A second quality control program established by the Beaufor Mine involves the insertion of blanks and standards. Furthermore, rejects for all samples exceeding ten (10) g/t Au are systematically re-assayed.

1.1.9   Security of Samples

There is no quality control program as such established at the Beaufor Mine for the shipment of samples. Samples are gathered in plastic boxes and collected daily by the laboratory. Historical production and milling data indicate reliability of the laboratory results. When there is a doubt such as to the location of a sample, the sampling number or any other anomaly, the data is not used for the resource calculation.

1.1.10   Mineral Reserve and Mineral Resource Estimates

Methodology and procedures for mineral resource and reserve estimates have been established by Beaufor Mine personnel. All estimates are performed under the direct supervision of the following qualified persons, as per the National Instrument 43-101: Donald Trudel (chief geologist) and Marcel Beaudoin (chief engineer). Jules Riopel (Geology and Exploration Manager) is also involved in the determination of mineral inventory. The base data, factors and parametres used in the determination of the mineral resource are based on the knowledge of the Beaufor deposit as of December 31, 2005. However, these parametres are revised on an annual basis in order to take into consideration the experience gathered from the current mining operation.

The mineral resource estimate is carried out in accordance with the National Instrument 43-101 recommendations and regulations. Mineral resource and reserve were classified according to the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) classification and adopted by the CIM Council on August 20th, 2000. All standards generally accepted in the mineral industry as well as National Instrument 43-101 recommendations and ICM regulations for both mineral resource and reserve estimates have been fully applied in this study.

A composite table of grades has been prepared for resource modelling on the basis of the current geological interpretation of each of the drilling sections, which are 10 metres apart. The composite values were arranged by zones of economic interest, which allowed for the construction of distinct longitudinal sections for each zones. Each drilling section was projected onto the longitudinal sections, which made it possible to estimate the mineral resources.

All the geo-scientific data collected at the Beaufor Mine are grouped into two main databases. Internal procedures have been prepared in order to validate the information in the databases. The entire work, all performed by the Beaufor Mine geology department, from data entry to layout drawings follows strict and established procedures, including crosschecks to ensure full validity. Access to all database is restricted to selected personnel for complete integrity.

i)   Mineral Reserve Estimate

General

The database and the parametres used to estimate the mineral reserve are based on past mining experience and knowledge of the current situation as of December 31, 2005. Thus, both the dilution and the ore recovery factors by mining methods used in the reserve estimate are based on actual results obtained in 2005. All these factors and parametres are updated on an annual basis in order to account for changes in the mining operations.

The conversion of mineral resources to reserves is based on economical feasibility studies done by the engineers of the Beaufor Mine. As per National Instrument 43-101 rules, only mineral resources in the measured and indicated categories can be used to outline the estimate of mineral reserves.

The budget costs used are based on actual and historic data of the mining operation and are updated based on experience and to reflect the changes in the prevailing economical situation.

Technical Parametres

The basis and the parametres used in the economic study for reserve estimation are given in the following sections.

Mining Methods

The two major underground extraction methods currently used at Beaufor Mine are the room and pillar and long-holes methods:

Room and Pillar

- Geometry : stopes width from six metres to ten metres in the plane of the vein with in-stope pillars of three metres by three metres section or two metres long in the plane of the vein;

- Maximum vein dip : 40°;

- Ore mining recovery: 80% used in the economic evaluation;

- Internal dilution : the ore block is designed with a true thickness of 2.2 metres to 2.4 metres. The drilling intersects are projected to the same lengths. The minimum mining width is 2.2 metres. The dilution grade is assumed to be 0 g/t Au.

- External dilution : an dilution amounting 5% at a grade of 0 g/t Au is added in the determination of the economic mineral reserves.

Long-Holes

- Geometry : maximum panel length of 40 metres;

- Minimum dip of vein: 45°;

- Ore mining recovery : 100% for designed stopes with all recoverable pillars between stopes clearly identified during the process of mineral reserve estimation;

- Internal dilution : minimum mining width is three metres. The drilling intersections are projected to a minimum length of three metres;

- External dilution : a dilution rate of 10% for waste at a grade of 0 g/t Au is assumed for primary stopes.

Cut-off Grades

Cut-off grades have been calculated based on both developed and un-developed workings for the two major mining methods used at Beaufor Mine, which are rooms and pillars and long-holes.

The main criteria are as follows :

- No profit margin is built-in in the estimate;

- Differed or capitalized capital is not used;

- Only the gold price is taken into account in the economic calculation;

- The gold price is CAN$540/oz.

The results of the cut-off grade study by mining methods for both developed and un-developed underground working are listed in the following table:

Mining Methods	Workings	Cut-off Grade (g/t)
Room and pillar	Developed	5.71
Room and pillar	Un-developed	7.27
Long-holes	Developed	4.30
Long-holes	Un-developed	5.85

Reserve Classification

Descriptions with more details about classification of reserves at the Beaufor Mine are presented below:

Proven Mineral Reserve

The geologists and the mining engineers of Beaufor Mine have estimated the tonnage of mineral reserve in the Proven category based on an economic study in order to determine the economically mineable part of a Measured Mineral Resource. At the Beaufor Mine, proven reserves are based on ore blocks developed from drifts or raises up to a maximum of eight metres from these openings. The level of accuracy of the economic evaluation is that a feasibility study.

Probable Mineral Reserve

The mineral reserve estimate in the Probable category has been based on an economic study in order to determine the economically mineable part of an Indicated Mineral Resource. At the Beaufor Mine, probable reserves extend to a maximum of ten metres from drilling data. In the advent of drilling intersections of more than three metres length, reserves can be projected by a multiple of five metres to a maximum of 30 metres. Dilution and mining recovery rates are included in the reserve calculation.

Reserve Table

In accordance with the calculation, as of December 31, 2005, the mineral reserves of the Beaufor Mine are estimated to:

Categories of reserves	Tonnes (metric)	Grade (g/t Au)	Au (oz)
Proven	114,600	7.31	26,900
Probable	392,000	8.98	113,200
Total (proven + probable)	506,600	8.60	140,100

ii)   Mineral Resource Estimation

Mineral Resource Classification

The following descriptions present more detail about the mineral resource classification at the Beaufor Mine.

At the Beaufor Mine, measured resources were confirmed by underground excavation and are extended over eight metres from these opening following the dip of the zone. Indicated resources are defined by drilling using a 20 metres by 20 metres grid whereas inferred resources are defined by drilling using a 60 metres by 60 metres grid or more. A polygon sized 20 metres by 20 metres at most is applied to each drillhole within the area used to calculate the volume of the resources.

Table of Resources

Following the established calculation, the mineral resources at the Beaufor Mine as of December 31, 2005 were estimated as follows:

Resource Category	Tonnes (metric)	Grade (g/t Au)	Au (oz)
Measured	101,800	5.36	17,600
Indicated	629,300	6.77	137,000
Total (measured and indicated)	731,100	6.58	154,600
Inferred	46,000	9.42	13,900

Tonnage and grades of these resources do not include any dilution and have not been corrected by a mining recovery factor.

1.1.11 Metallurgy

The Beaufor Mine ore is trucked to the Camflo Mill located approximately 49 kilometres from the mine site. A contractor under a three-year contract carries out ore haulage. Camflo Mill Inc. is 100% owned by Richmont Mines. The Camflo Mill, with a rated capacity of 1,300 short tons per day, is a Merrill-Crow conventional type mill with circuits for crushing, grinding, gold cyanidation and precipitation using zinc powder.

The historic average rate of recovery of the mill is 98.5% when Beaufor ore is milled. No major operating problem was experienced at this mill nor is anticipated in the near future. Usual maintenance and repairs are done when deemed appropriate.

1.1.12 Production Summary

Operating Costs and Capital Expenses

In 2005, ore totalling 199,269 tonnes at an average recovered grade of 5.72 g/t was extracted from the Beaufor Mine. This production yielded gold sales of 36,649 ounces, produced at a cash cost of US$377 per ounce, compared to the previous year with 266,793 tonnes of ore at an average recovered grade of 6.13 g/t, for gold sales of 52,623 ounces, produced at a cash cost of US$308 per ounce. The rise in the production cost in 2005 is attributable primarily to the decline in production and grades of ore extracted at the Beaufor Mine and to the general increase in costs. Moreover, since these costs are incurred in Canadian dollars but reported in US dollars, the appreciation of the Canadian currency, which rose from an average of US$0.77 in 2004 to US$0.83 in 2005, also contributed to the rise in the production cash cost.

In 2003, ore totalling 255,845 tonnes at an average recovered grade of 6.78 g/t coming from the Beaufor Mine had yielded total gold sales of 55,774 ounces produced at a cash cost of US$245 per ounce. The increase in the production cash cost compared with 2003 was primarily attributable to the decline in grades from the ore extracted from the Beaufor Mine. The appreciation of the Canadian dollar, which rose from an average of US$0.71 in 2003 to US$0.77 in 2004, also contributed to the rise in the production cash cost.

	Year ended **December 31, 2005**		Year ended December 31, 2004		Year ended December 31, 2003	
Revenues	**19,686,025**		28,088,714		28,942,244	
Tonnes processed	**199,269**		266,793		255,845	
Grade (g/t)	**5.81**		6.22		6.87	
Gold recovery (%)	**98.51**		98.6		98.7	
Recovered grade (g/t)	**5.72**		6.13		6.78	
Ounces sold	**36,649**		52,623		55,774	
Data per ounce of gold sold	**US$**	**CAN$**	US$	CAN$	US$	CAN$
Cash cost	**377**	**457**	308	401	245	344
Depreciation and depletion	**23**	**28**	12	16	10	14
Total	**400**	**485**	320	417	255	358
Average price obtained per ounce	**443**	**537**	410	534	370	518

1.1.13   Summary of Exploration and Development Work

Investments in property, plant and equipment totalled $2,770,812 in 2005. Most of the funds invested in 2005 contributed to the development of drifts and raises. In addition, the sinking of a ramp began last October below level 20, which is the last level accessible from the shaft. The increase in investments in 2005 compared with 2004 is attributable to the planned two-month production shutdown during which underground development and exploration drilling were performed. In 2005, expenses related to exploration were $862,150, compared with $980,166 in 2004.

In 2004, investments in property, plant and equipment totalled $1,478,118, compared with $1,255,345 in 2003. Most of the funds invested in 2004 contributed to the development of drifts and raises. In 2003, in addition to the completion of similar work, new surface infrastructures were constructed. Furthermore, an amount of $980,166 went to exploration drilling in 2004, compared to $1,221,682 in 2003.

For 2006, Richmont Mines expects to extract 192,000 tonnes of ore at an average recovered grade of 6.65 g/t Au for a production of 40,000 ounces at the Beaufor Mine. Investments of approximately $557,000 have been allocated for the completion of the ramp to a planned vertical depth of 30 metres, which the Company is currently driving, below the lowest level accessible from the shaft, located 610 metres below the surface. This work will allow for the extension of Zone C, where reserves of 50,000 tonnes at an average grade of 9.4 g/t have already been identified. Richmont Mines plans to begin extraction of this ore starting in the middle of 2006. The potential of Zone B, located farther to the south, will also be confirmed by drilling, as will that of Zone C, which is open at depth.

1.2   **East Amphi Mine**

1.2.1   Property Description and Location

i)   Location

The East Amphi property is located within the limits of the city of Malartic, some 30 kilometres to the west from the center of Val-d'Or, Abitibi East County, Province of Quebec. This property is contiguous to the city of Malartic which is part of the Vallée de l'Or MRC (township regional municipality).

ii)   Mining Claims Description

The property consist of 34 claims (1,077.1 hectares) which includes a mining lease (ML #848) of 119.1 hectares. The property covers part of Rang I (lots 8 to 35 incl.) and part of Rang II (lots 16 to 20 incl.) in Malartic township.

iii)   Ownership of Mining Rights

The total of the mining claims of the East Amphi property belongs to Richmont Mines Inc., who also holds contiguous mining claims. The surface rights are held by the Crown.

iv)   Mining Royalty

Century Mining Corp. will be entitled to receive a 2% Net Smelter Returns royalty, applicable after 300,000 ounces of gold is produced from the East Amphi property. Richmont Mines has the option to purchase the 2% royalty for $1.5 million at any time after the start of production.

v)   Environmental Obligations

The rehabilitation plan for the East Amphi project was approved by the Ministère des Ressources naturelles et de la Faune du Québec and is valid until September 2008.

vi)   Infrastructure

All facilities are installed at the site. The main facilities are:

- The staff offices, core-shack, garage, warehouse and compressor room;
- The backfill plant;
- Two electrical substations and mine ventilation system;
- The mine water settling and polishing ponds;
- The surface ramp to the underground ramp portal.

vii)   Permits

All necessary permits and authorizations have been requested and issued. No other permits are needed.

1.2.2   Accessibility, Climate, Local Resources, Infrastructures and Physiography

i)   Access

A gravel road of about two kilometers, bordering the Malartic-Fournière township line in an east-west direction allows easy access. The road leads to the mining site, in the south-central part of the property, two kilometers west of the highway 117 which links Val-d'Or and Rouyn-Noranda.

ii)   Climate

The average annual precipitation is some 954 mm and the most falls in September (some 102 mm). Snow falls between October and May with the most snowfall occurring between November and March. The average for that period is about 54 mm (expressed in mm of water).

The average daily temperature in Val-d'Or is slightly above freezing namely 1.2°C. The average temperature for July reaches 17.1°C while in January the temperature falls to -17.0°C. The lowest temperature measured was -43.9°C and the highest temperature measured was 36.1°C. The area is below the freezing point an average of 209 days per year.

iii)   Local Resources and Basic Infrastructures

The area is well served by existing infrastructure and human resources. The city of Malartic is located less than three kilometres east from the center of the mining property. The city of Val-d'Or, 30 km to the east, counts a population of approximately 43,300 inhabitants. It is accessible by a network of roads and is served by an airport with daily commercial flights. The latter also hosts an excellent base of suppliers and manufacturers for the mining industry. The local manpower is well trained. Since the mining town of Val-d'Or is very active, it is generally easy to recruit and keep a mining workforce.

The Camflo Mill is less than 13 kilometres of the property. A railroad line crosses the south west part of the property. Two 120 kV hydro lines linking the Cadillac and Malartic stations pass less than two kilometres north of the property and a 25 kV line, located 1.5 kilometres east of the property, are meeting the energy requirements of the mine.

iv)   Physiography

The property is located in the low lands of the Abitibi which are part of the James Bay physiographic area. The East Amphi deposit is located in a very flat sector where swamps occupy the poorly drained zones.

1.2.3   History

In 1937, McIntyre Porcupine Mines Ltd explored the Cadillac fault and intersected mineralized diorite and feldspar porphyry. East Amphi Gold Mines Ltd became the owner in 1940 and started underground development in early 1946. Following the sinking of a three-compartment shaft to a depth of 155 metres, 1,490 metres of drifting and 415 metres of cross-cuts, the company announced its decision to suspend underground activities. However, from 1948 to 1987, sporadic drilling was completed.

Breakwater Resources carried out surface and underground work on the property from 1987 to 1990 ; 85 diamond drill-holes were done on the surface and 92 underground. Geological mapping of underground developments was also completed. A resource estimate was calculated in 1990. (758,015 tonnes of indicated resources at an average grade of 11.02 g/t Au).

In 1995 Placer Dome optioned the property and started an exploration program. Two surface diamond drilling program were done in 1995 and 1996. A resource calculation was carried out, based on their geological model (850,000 tonnes of indicated resources with an average grade of 8.11 g/t Au).

In 1998, McWatters Mining acquired the property from Placer Dome and completed 44 additional drillholes on the East Amphi property. A new resource calculation was carried out, resulting in an estimated 2.29 million tonnes of measured and indicated resources at an average grade of 5.98 g/t Au (cut-off grade of 2.7 g/t Au). From December 1998 to August 1999, a total of 120,427 tonnes of ore was extracted from the open pit and shipped to the Sigma mill for processing. The average diluted grade of the ore was 5.66 g/t Au.

1.2.4   Geological Setting

i)   Regional geology

The East Amphi property is located in the southern part of Abitibi greenstone belt, which is an Archean volcano-sedimentary complex in the Superior Structural Province of the Canadian Shield. The property is located in the Malartic mining camp. The Cadillac–Larder Lake deformation zone runs across the central part of the East Amphi property and lies along the boundary between metasedimentary rocks of the Pontiac Subprovince and basaltic to ultramafic volcanic rocks of the Piché Group.

ii)   East Amphi Mine Geology

The East Amphi property is cut by the tectonic zone of Larder Lake–Cadillac. On the property, this deformation zone is found in the ultramafic rocks in the Piché Group, which have been transformed into schists of chlorite and talc. This group is bordered on the north by the sediments of Cadillac and on the south by the Pontiac Group. An intrusive mass of feldspathic porphyry is found in the southern part of the Piché Group, south of the band of talc-chlorite schists from the Cadillac fault.

Given the association with the Lader-Lake Cadillac fault, we can see a complexity in the history of deformation and hydrothermalism in the gold deposits. East Amphi mineralized zones were defined stratigraphically as zones A, B, and P, in which distinct lenses have been identified and named as zones A1-A2-A2' and A3, and zones B2-Bn and B1-B1'. The B2-Bn zones occur at the interface between the feldspar porphyry and the talc-chlorite schist. These zones are marked by

16

the injection of several generations of intrusions, generally subparallel to the foliation and showing a boudinaged structure. A1-A2-A2'A3 zones, and B1-B1 zones are situated within the talc-chlorite schists. The P zones are developed within the porphyritic body to the south. The zones have been identified over a strike length of more than 1 km, from the surface to a depth of 600 metres, and they can reach a thickness of more than 20 metres.

1.2.5   Mineralization

The mineralization is generally associated with the fault system of the Cadillac Lader Lake deformation zone. The mineralization is characterized primarily by structural control and secondarily by lithological control. Regarding the Piché Group, which hosts the Cadillac fault, it is well established that most of the gold concentration came from porphyry and dioritic intrusive led inside sheared volcanic rock.

The mineralization of the gold ore assumes 2 forms. In general, gold is associated with the spreading of large automorphic pyrites up to 5 mm in the lightly silicified zones associated with compacted and broken intrusions, either of a variably biotized dioritic nature or hematized and silicified felsic ones, or in the ultramafic deformed host rocks of the intrusions. This type of mineralization represents the majority of the resources and is typical of the gold-bearing mineralization found on the property. The second form is that the gold is associated with injected quartz veins and veinlets encased in the porphyric feldspathic intrusion to the south and in a shearing zone that divides the first type of mineralization. The gold is generally found within pyrite, and a few specks of free gold have been observed.

1.2.6   2004 and 2005 Work

Following the acquisition of the property at the end of 2003, Richmont Mines launched an underground exploration program involving drilling and drifting in order to improve the quality of the resources, transfer resources to reserve categories and increase the resources. Table below presents the total exploration program. A total of $23,719,554 was therefore invested in exploration in 2004-2005. Before reaching a decision about entering into commercial production, three bulk samples totalling 40,581 tonnes of ore were milled, of which 24,917 tonnes came from development and 15,664 tonnes of stopes mined.

DEVELOPMENT AND DRILLING PERFORMED AT THE EAST AMPHI PROPERTY (in metres)		
	2005	2004
Drifts	**821**	694
Other excavations and drawpoints	**1,402**	392
Ramp (vertical depth of 200 metres)	**294**	1,037
Exploration drilling	**21,952**	14,022

1.2.7   Drilling

A total of 969 holes totalling 109,554 metres of surface and underground diamond drilling were completed in the property from the early 1930's to September 2005. Approximately 430 holes totalling 80,147 metres were drilled from the surface, and 539 holes totalling 29,407 metres from underground, including Richmont Mines drilling. The majority of the drill-holes used for resource and reserve estimates were BQ size.

Most of the drillholes are planned on vertical cross-sections to intersect mineralized zones at right angles, along a grid spacing of 10 by 15 metres or 20 by 20 metres. Drilling operations are performed by a drilling contractor, under the supervision of the geological staff at the East Amphi mine. Underground drillholes are BQ size, whereas surface drillholes are NQ calibre. Core recovery is 100%. The drill core is logged in detail by experienced and highly skilled personnel, following established guidelines for the East Amphi mine. A rock quality designation (RQD) analysis was completed for all drill-holes drilled in the 2004-2005 program and the RQD for zones B2 and Bn is relatively good.

1.2.8   Sampling and Analysis

i)   Sampling

The 2005 Mineral Resource and Reserve estimate is supported by 546 surface and underground diamond drill hole samples and 110 chip sampling. The sampling approach was planned to coincide with lithological contacts with a minimum with of 0.5 metres and maximum 1 metres length.

The panel (or chip) sampling method generally consisted of taking horizontal representative samples of the geology (units or alteration) that was exposed either in the face or in the adjacent walls. The samples weighted an average 3 kg for a zone of 2 metres vertically by 0.5 to 1.5 metres horizontally.

ii)   Assays

ALS Chemex Chimitec Laboratories in Val-d'Or, was selected to analyze samples from the East Amphi mine. This laboratory is certified ISO 9001-2000 for the "Supply of assays and geochemical analysis services" by QMI, an ISO certification firm. The step-by-step procedure for sample analyses is briefly described as follows:

- Upon reception of sample bags, all sample numbers are verified and entered into the Laboratory Information Management System (LIMS), a sample tracking system used by the laboratory.

- Samples are dried and crushed to 70% passing 2 mm using a jaw crusher. A representative sub-sample weighing 250 to 300 g of the –2 mm fraction is prepared using a Jones riffle splitter. The sub-sample is then pulverized to 85% passing –200 mesh using a ring pulverizer.

- Samples are then analyzed by fire assay with atomic absorption finish. Samples exceeding seven grams per tonne gold (7 g/t Au) on the first analysis are re-analyzed with a gravimetric finish. Rejects and pulps are preserved by the laboratory or stored at the East Amphi site.

iii)   Quality Control

During the course of the geological confirmation program, an evaluation of "Quality Assurance/Quality Control" (QA/QC) data was done to address the three (3) main concerns of analytical determination protocols, namely: (i) contamination, (ii) accuracy, and (iii) precision, as measured by the results obtained from field and analytical blank standards, certified reference standards and an assortment of specific duplicate samples collected and/or prepared, in addition to the regular samples submitted to the laboratory. The results of field and analytical blanks used to monitor for potential contamination during sample processing and assaying indicate that no significant contamination is likely to have occurred during the sampling/assaying programs completed.

Good accuracy was demonstrated by the laboratory during the sampling/assaying programs, as monitored internally and externally by the assaying of certified reference standards. Precision results from evaluation of AAS, gravimetric finish sample duplicates as well as assorted pulp duplicate results for the various original sample types demonstrate overall poor precision is being realized for the 50 g pulp samples. It is recommended that the split size be increased from the 250 g to 1000 g size. A comparison of the AAS versus gravimetric results demonstrates that precision for the AAS finish results is better up to grades of 3.5 g/t Au when gravimetric grades are more precise.

1.2.9   Security of Samples

At the East Amphi mine, there are no specific quality control measures for the shipment of samples. The latter are collected in plastic bins and picked up by the assay laboratory on a daily basis. In the event the sample location is uncertain, or the sample number is duplicated, or any other anomaly, then the results are simply excluded from the resource calculation.

1.2.10   Mineral Reserve and Mineral Resource Estimates

Methodology and procedures for mineral resource and reserve estimates have been established by East Amphi Mine and Head Office personnel. All estimates are performed by qualified persons, as per the National Instrument 43-101 under the supervision of Jules Riopel, Geology and Exploration Director. The base data, factors and parametres used in the determination of the mineral resource are based on the knowledge of the East Amphi deposit as of December 31, 2005. However, these parametres are revised on an annual basis in order to take into consideration the experience gathered from the current mining operation.

The mineral resource estimate is carried out in accordance with the National Instrument 43-101 recommendations and regulations. Mineral resource and reserve were classified according to the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) classification and adopted by the CIM Council on August 20th, 2000. All standards generally accepted in the mineral industry as well as National Instrument 43-101 recommendations and ICM regulations for both mineral resource and reserve estimates have been fully applied in this study.

Richmont Mines has estimated the Global Resources using all information from its 2004-2005 exploration program including information from underground openings and historical diamond drilling. The East Amphi Global Mineral Resource estimate served as a basis for the East Amphi mineral reserve and resource estimate.

i)   Technical Parametres

At East Amphi, Global Mineral Resources are estimated using the polygonal method (on longitudinal section) for the A1-A2-A2', A3, and B1-B1' zones, and using inverse distance to power (IDP) block modelling methods with Gemcom software for the B2-Bn and P zones. The main parameters used to estimate the global mineral resources are as follows:

- A cut-off grade of 3 g/t Au was used;

- Grade capping at 30 g/t Au for all zones;

- A minimum true thickness of 3.0 metres based on the proposed mining method (long hole);

- An average rock density of 2.8 t/m^3 is defined.

The main parameters for the block model used to estimate the Global Mineral Resources are as follows:

- A wireframe of 3 g/t;

- Compositing of gold assay results was done on 1-metre equal lengths;

- A 30-metre ellipsoid search was fixed according to the distance;

- The block size for the B2 zone is 1.25 metres by 1.0 metre by 1.5 metres;

- Interpolation method: the IDP interpolation method to the power 1 was used to minimize the nugget effect of gold assays;

- A maximum of 7 composite samples per diamond drill-hole within a maximum of 15 composites was fixed.

ii)   Mineral Reserve Estimates

General

The source data and parameters used in the reserve calculation correspond to knowledge acquired and best estimates as at December 31, 2005. Budget costs used in the evaluation are based on estimated and actual data, taking into account acquired experience and evolving economic conditions in 2005. These factors and parameters are revised on an annual basis, to take into consideration experience gathered from the mining operation.

The conversion of mineral resources into mineral reserves is based on economic feasibility studies conducted by the engineering staff at the East Amphi mine. As stipulated in National Instrument 43-101, only mineral resources classified in the measured and indicated categories by the geological staff are used in the economic reserve estimate calculations.

Technical Parametres

The parameters and the basis of calculation used in the economic study are:

- The extraction methods will be transversal and longitudinal long hole and cut-and-fill with a minimum dip of the zone at 60° and a maximum panel length of 11 metres by 25 metres high (B2-Bn);

- Ore recovery: 100% for stopes designed with 4-metre pillars between stopes clearly identified during the process of the mineral reserve estimate. The pillars are excluded from the reserves;

- Internal dilution: minimum mining width is 3 metres for the B2-Bn zones and 4 metres for the A1-A2-A2', A3, and B1-B1' zones;

- External dilution: a rate of 10% at a grade of 2.7 g/t Au for the B2-Bn zones, 1.9 g/t Au for the B2-Bn zones below 4800 elevation, and 20% at a grade of 0.5 g/t Au for the A1-A2-A2', A3, and B1-B1' zones;

- Operating costs of $62.00/tonne;

- Cut-off grade of 3 g/t Au fixed with a gold price at US$450/oz (or CAN$540/oz with an exchange rate of CAN$1.2 for US$1). However, the final cut-off grade will be based on the current gold price at the time of extraction of the reserves;

- The mill recovery is 97.5%.

Reserve Table

According to the calculation, as of December 31, 2005, the mineral reserve estimates at the East Amphi Mine are:

Reserves Categories	Tonnes (metric)	Grade (g/t Au)	Au (oz)
Proven	288,900	4.04	37,500
Probable	351,900	5.57	63,000
Total (Proven + Probable)	640,800	4.88	100,500

* Including dilution and 100% mining recovery (excluding the pillars).
** Before milling recovery (97.5%).

iii)   Mineral Resource Estimates

Resource Classification

Measured mineral resources were confirmed by a high density of drill-holes, some cross-cuts through the mineralized zones and a bulk sampling program. In the polygonal method, blocks are considered measured resources if drill spacing is less than 10 metres and several drill-holes form a cluster of similar results, especially if there is some underground development in the mineralization to confirm its location and grade. In the block model, areas within 10 metres of a drill-hole are considered as measured resources.

Mineral resources are considered in the indicated category if drill spacing is between 10 and 20 metres and several drill-holes form a cluster of similar results. In the polygonal method, the maximum extension of each block is 20 metres laterally and 40 metres vertically. For the block model, indicated resources lie within a 10 to 20-metre radius of a drill-hole.

Mineral resources are considered in the inferred category if drilling is sparser but again drill intercepts must be grouped in a cluster of similar (geological) results within a reasonable distance of no more than 30 metres at most depending on geology. For the block model, inferred mineral resources are defined within a maximum distance of 30 metres from a drill-hole. In the polygonal method, the area of influence is a maximum of 30 metres laterally and 60 metres vertically.

Resource Table

According to the calculation, as of December 31, 2005, mineral resources at the East Amphi Mine were estimated at:

Resources Categories	Tonnes (metric)	Grade (g/t Au)	Au (oz)
Measured	248,000	4.72	37,600
Indicated	488,400	5.53	86,800
Total (measured + indicated)	736,400	5.25	124,400
Inferred	308,500	5.95	59,000

The tonnages and grades of these resources do not include any dilution and have not been corrected by a mining recovery factor.

1.2.11 Metallurgy

Before a decision to begin commercial production was reached, three bulk samples totalling 40,581 tonnes of ore were processed, of which 24,917 tonnes came from development and 15,664 tonnes from the mined stopes. For the third batch, 10,256 dry tonnes of development ore and 15,664 tonnes of ore from four stopes were transported and milled. The East Amphi ore was hauled by truck to Richmont Mines' Camflo mill located at an approximate distance of 13 km from the minesite. The Camflo mill is a traditional gold recovery mill using a conventional Merrill-Crow type process, with circuits for crushing, grinding, gold cyanidation and precipitation using zinc powder.

For the bulk sample from batch 3, the head grade averaged 4.0 g/t Au, whereas the head grade for the entire 2005 mill test, including development ore from batches 1 and 2, was 3.7 g/t. Gold recovery of the zinc precipitation circuit at the Camflo mill was established at 97.5%.

The main conclusions of the reconciliation between planning, mining and milling are:

- The head grade is 3.7 g/t Au for the entire 2005 mill test, and 4.0 g/t Au for the third batch.

- The muck grade was lower than the actual head grade by 10.7% for the entire 2005 mill test, and by 10.5% for the third batch.

- The mill feed head grade was overestimated by 2.2% for the entire 2005 mill test and overestimated by 3.1% for the third batch.

- The estimated grade of CMS-surveyed stopes (block model from drill core and chip samples) was lower than the actual head grade by 6.3% for the entire 2005 mill test, and by 4.7% for the third batch only.

- Average grade milled from the four stopes returned a content of 4.14 g/t compared to an undiluted planned grade of 3,85 g/t and an average grade of 3,80 g/t according to outlined tonnage effectively withdraw in the block model evaluation. This represents an upgrade of over 9% based on CMS measurement evaluation.

1.2.12 Summary of Exploration and Development Work

In 2005, Richmont Mines invested an amount of $13,215,310 towards the completion of its major exploration program at the East Amphi property and to underground and surface infrastructures. Following the compilation of the advanced exploration program results in 2006, Richmont Mines brought the project into commercial production last February.

In 2004, an amount of $10,504,244 was invested to sink the ramp, install ventilation raises, improve the underground and surface infrastructures overall, and commence exploration. In 2003, the Company had invested $7,104,894, primarily for the cost of acquiring the property.

Since the beginning of exploration and development work on the East Amphi project in January 2004, the cost of oil, steel, cement, mining equipment and labour have risen significantly. These economic factors led to higher investments than the amounts initially planned for by Richmont Mines. In addition, after the geotechnical studies were completed at the end of 2005, modifications to the mining plan proved necessary and resulted in a reduction in the size of the stopes' openings, the creation of permanent pillars and the abandonment of the use of cemented fill in most of the stopes. Definition drilling also showed significant variation in the grades. As at December 31, 2005, the Company recorded a non-cash write-down of mining assets of $26,040,953 related to the East Amphi property.

In 2006, the Company plans to extract approximately 200,000 tonnes of ore at an average grade of 4.0 g/t for production of approximately 25,000 ounces of gold. Mine life is anticipated to be around 4.5 years, based on current ore reserves and mine plan. On the positive side, the East Amphi property has a 4-km strike along the mineralized Malartic shear, and has the potential to find additional reserves. The actual resource base could also be partly transferred into mineable reserves.

Low dilution level from production and ground stability of future developments to access satellite zones are key elements in the success and profitability of the overall project. A complete review of the proposed mining methods, associated costs as well as mining productivity and risk based on ground conditions will be conducted prior to going ahead with the second phase of development. Actual and future short-term mining experience in the B2 zone above the 200 level will serve as a basis for that review. Actual ground conditions look more stable than predicted, mainly because of low depth of mining and the absence of lateral constraints.

1.2.13   Technical Report 43-101

On March 9, 2006, the Company filed the technical report with accordance to the National Instrument 43-101. The report is available on SEDAR Web site (www. Sedar.com).

2.   Newfoundland Division

2.1   Hammerdown Mine

2.1.1   Property Description and Location

The Hammerdown Mine is located near King's Point in northeast Newfoundland and includes mining lease 153, covering an area of 96 hectares.

Richmont Mines's purchased a 100% interest in the Hammerdown property in Newfoundland in March 2000 for $6 million, $5.4 million of which was paid in cash. Following the completion of this development work, the Hammerdown Mine started up in July 2001.

In 2004, production reached 14,985 ounces of gold. Exploration did not lead to the identification of new reserves, and therefore Richmont Mines closed the mine down. Work to restore the site, at a cost of $188,037 that was charged to the provision already reported, was begun in the second quarter of 2004. All of the buildings and equipment were removed, the site was secured, and revegetation carried out. In February 2005, Richmont Mines received a letter from the relevant authorities that confirmed that the work had been completed in accordance with the law.

2.1.2   Summary of Production

	Year ended December 31, 2005		Year ended December 31, 2004		Year ended December 31, 2003	
Revenues	**159,029**		8,892,302		19,161,286	
Tonnes processed	**-**		40,058		87,659	
Grade (g/t)	**-**		13.24		13.60	
Gold recovery (%)	**-**		97.3		96.9	
Recovered grade (g/t)	**-**		12.88		13.17	
Ounces sold	**307**		16,584		37,118	
Data per ounce of gold sold	**US$**	**CAN$**	US$	CAN$	US$	CAN$
Cash cost	**15**	**18**	251	326	230	323
Depreciation and depletion	**-**	**-**	104	135	72	101
Total	**15**	**18**	355	461	302	424
Average price obtained per ounce	**428**	**518**	412	536	368	516

2.2   **Nugget Pond Property**

2.2.1   Description and Location of the Property

i)   Location and Access

The Nugget pond property is located approximately 65 km east-southeast of the town of Baie Verte on the northwest coast of Notre Dame Bay in north-central part of the province of Newfoundland and Labrador. Access to the property is provided by a road which joins the property with the settlement of Snook's Arm located some 5 kilometres east of the Nugged Pond mill. An all weather dirt road, highway 416, branches off of highway 414 linking Baie Verte and La Scie and leads due south to the head of Snook's Arm and the Nugged Pond access road.

ii)   Description and Infrastructures

The property consists of 99 contiguous mining claims totalling 2,475 hectares, grouped under Licence 10243, and one mining lease (144) of 131.2 hectares. Richmont Mines holds a 100% interest in the property, which includes a gold mill with a processing capacity of 450 t/day, administrative offices and operational buildings, and a chemical analysis laboratory for mining and environmental samples.

iii)   Agreement

In November 2005, Richmont Mines announced that the Company signed a 12-month option agreement with New Island Resources Inc. (TSXV.NIR) to sell the Nugget Pond property and gold mill. In order to earn this option, New Island made a non-refundable deposit of $250,000 and must undertake a $1,000,000 exploration program on the property. Upon exercise of the option, New Island will pay Richmont Mines an additional $2,250,000 and assume reclamation liabilities. Richmont Mines will have the right to retain a 30% interest in the property by reducing by $1,000,000 the purchase price proposed to New Island. During the option period, Richmont Mines will retain full control and responsibility for the operation and maintenance of the mill.

3. **Ontario Division**

3.1 **Island Gold Property**

3.1.1   Project Description and Location

i)   Location

The Island Gold Project is located approximately 85 km north-east of Wawa, Ontario, in the Sault Ste. Marie Mining Division. Dubreuilville is approximately 15 km to the northwest of the Project.

ii)   Mining Claims Description

The Island Gold Project consists of 108 patented and leased claims totalling 1,735 ha and 197 staked claims totalling 6,001 ha.

Property	Number of claims	Area (ha)	Patricia Mining / Richmont Mines Ownership (%)
Kremzar	20	364	45/55
Lochalsh	31	424	45/55
Goudreau	67	948	45/55
Island Gold	187	6,001	45/55

iii)   Agreements summary

Richmont Mines entered into an agreement with Patricia Mining Corp. (Patricia Mining or Patricia) on August 28, 2003. Under the agreement, Richmont Mines completed a private placement investment of $1.0 million in common shares of Patricia Mining at $0.50 cents per share and obtained an option to acquire a 55 % interest in the Island Gold property by investing up to $10 million or by bringing the project into commercial production. This initial investment was used to partly finance a $3 million exploration program on the Island Gold project. On December 3, 2004, Richmont Mines had decided to invest up to $10 million in order to acquire a 55% interest in this project. Patricia Mining retained its role as project manager during a transition period, and Richmont Mines became project operator as of January 1, 2005. During the course of the fourth quarter 2005, after having fulfilled its obligation to invest $10 million for the project development, the Company acquired its 55% interest.

In January 2006, Richmont Mines and Patricia Mining Corp. announced the purchase of Algoma Steel Inc.'s remaining joint venture interest in the Goudreau property near Dubreuiville Ontario, for $100,000. The property will remain subject to the 15% net profits interest as per the original joint venture agreement between Algoma and Patricia Mining. The purchase will allow the Island Gold Joint Venture to expedite the exploration program on the Goudreau property. The Island Gold Joint Venture will share the cost of this purchase and will now own 100% of the property subject to royalties. Patricia Mining through the joint venture will therefore own a 45% interest and Richmont Mines will own the remaining 55% interest in the property.

iv)   Ownership of Mining Rights

All mining titles on the Island Gold project are currently been transferred and will be jointly held by Richmont Mines (55% - the "Operator"), and Patricia Mining (45%).

v)   Mining Royalties

The Kremzar Property is subject to a 4% net smelter royalty (NSR) in favour of Algoma Steel Inc. (Algoma). The Algoma NSR will become payable by Patricia at such time as the aggregate amount of NSRs received by the company and Aur equals the aggregate preproduction costs.

The Kremzar Property is also subject to a 3% NSR in favour of Aur, which is payable until such time as the Algoma NSR becomes payable. In the event the Algoma NSR becomes payable and is reduced below 4%, Aur will be entitled to receive a net smelter return equal to 50% of the amount by which the Algoma royalty is reduced, payable on the same terms as the Algoma NSR.

The Lochalsh Property is subject to a 3% NSR in favour of Aur.

The Goudreau Property has a 2% NSR in favour of Aur and a 15% NPI royalty in favour of Algoma.

vi)   Environmental Obligations and permitting status

- The most important permit being maintained at this time is the ministry of the environment permit number 4-105-86-876 - permit to operate the Kremzar Mill which will be amended to take in consideration the anticipated modifications to the mill. In addition, permits number 03-P-6053 and 1360-6EXKTH have been obtained during the course of the year 2005.

- N.A.R. Environmental Consultants inc., retained to manage the environment reporting issues on Patricia Mining's behalf, developed timelines and cost estimates to bring the permits to a fully operational mine status. Patricia reports that the permits to reopen the former Kremzar mine, including mining and milling operations have been maintained.

- Miller lake, west of the Kremzar mine, is a fully permitted tailing area presently capable of holding approximately two years of tailings. The tailings pond life could be extended for an additional 10 years by raising the dam height.

- The existing Lochalsh and Kremzar closure plans will need to be updated if the joint venture decides to bring the mine into operation.

- A closure plan for the Kremzar mine was filed with the Ministry of Northern Development and Mining (MNDM) in 1998 by Patricia Mining and was approved and should be amended. Patricia reports that financial assurance for the closure costs will be satisfied by payment of $10,000 cash, which has been paid, a collateral mortgage of $577,800 using the Kremzar Mill as security and a further letter of credit for $143,986 for the Lochalsh closure plan. There are no environmental issues on the property at this time.

vii)   Infrastructures

The Island Gold Project infrastructure including the location of the primary tailings pond, the secondary settling pond, the Kremzar mill (a carbon-in-pulp mill with a capacity of 650 tonnes per day), the Lochalsh ramp and portal, the mine access road, and the hydro lines, all with respect to the property . An office, a core logging and storage facility, and a mine dry are located on the Kremzar mine site.

3.1.2   Access, Local Resources, Infrastructures, Climate and Physiogeology

i)   Access

Access to the Project is via an all weather road from Highway 519, just west of Dubreuilville and is located approximately 35 km east of the junction between Highways 17 and 519. It takes approximately one hour to drive from Wawa to the Project site.

ii)   Local Resources and Infrastructures

Wawa has a population of approximately 3,500. Dubreuilville is a forestry community with a lumber mill and a population of approximately 900. The Project is also within a few kilometres of railway lines operated by Canadian National Railways and Algoma Railways. Sidings for each of these railway lines are located at the towns of Goudreau and Lochalsh.

A power substation connected to the provincial power grid, water supply, gravel roads, offices, maintenance buildings and living accommodation are all available within the Project area. Power is supplied by Great Lakes Power Corporation.

iii)   Climate

The Project is located within the Lake Superior Regional climatic zone, moderated by the influence of Lake Superior. The average day time temperature is 2°C, ranging from 31°C to -41°C. Annual precipitation is normally 669 mm of rain and 278 cm of snow. Winter winds are from the northwest to north and during the summer south-west to westerly winds prevail.

iv)   Physiogeology

The Project area is within the Precambrian Shield adjacent to Lake Superior, in an area of low rolling hills that trend in an east-west direction. Property relief is low, from a high point of 488 m above sea level near Miller and Maskinonge Lakes, to a topographic low point of 381 m above sea level near Goudreau Creek. The Project area has been partially logged.

3.1.3   Exploration history

In 1983, Canamax Resources Inc. (Canamax) and Algoma Steel Inc. (Algoma) formed a joint venture to evaluate the mineral potential of Algoma's 117 patented claims covering the Goudreau iron range. In 1985, drilling by Canamax about two kilometres south of the Kremzar mine intersected a series of sub-parallel lenses containing gold mineralization within deformed rocks of the Goudreau lake deformation Zone (gldz). These lenses, are known as the Lochalsh, Island Gold, Shore, and Goudreau lake Zones. During 1989 and 1990, a 1,280 m long ramp was driven into the Island deposit beneath Goudreau lake from an adit on the north shore. Drifts and raises totalling 382 m were developed on two levels at depths of 125 m and 140 m below the Goudreau lake elevation at approximately 382 m. A bulk sample weighing 4,167 tonnes was extracted and processed at the Kremzar Mill.

Patricia Mining acquired the project in 1996 and completed 16,862 m of diamond drilling in 49 holes on the Island deposit and Lochalsh Zone between 1996 and 2002. In 2002 Kallio completed an ressource estimate by block model in order to estimate the potentiel of an open pit mining concept. In late 2002, Amec used the Kallio estimate to carry out a preliminary assessment. These reports are filed on SEDAR as NI 43-101 technical reports.

3.1.4   Geological Context

i)   Regional Geology

The Island Gold Project is part of the Michipicoten greenstone belt which, is part of the Wawa sub-province and Superior province of Archean age. The Project is stratigraphically positioned in the upper portion of the Wawa Assemblage composed by intermediate to felsic volcanics rock capped by pyrite-bearing iron formation.

ii)   Project Geology

The Island Gold project covers part of the interface between the Catfish assemblage, composed of mafic rocks, and the Wawa assemblage, consisting of felsic rocks. The pyrite-rich Goudreau iron formation lies at the contact between the Wawa and Catfish assemblages. A unit of pyroclastic rocks marks the transition between the two assemblages and hosts gold occurrences encountered on the property. This gold mineralization is controlled by the Goudreau Lake Deformation Zone (GLDZ). The GLDZ hosts the Island, Lochalsh, Goudreau, Shore, and North Shear gold zones, all located within the Island Gold property.

3.1.5   Mineralization

Within the GLDZ are a series of parallel shear zones, up to 25 m wide by several hundred metres long, with dips ranging from -70° to -90° host the gold mineralization. Moderate to high strain intensity are present within the shear zones containing pervasive alteration occurring in the form of iron carbonate, silica and calcite. Within areas of intense sericitization and silicification with 2% to 5% pyrite are narrow, subparallel quartz veins carrying gold mineralization. Gold is found primarily in quartz stringers and veins one centimetres to 1,5 meters wide. Visible gold (VG) forms clouds of fine gold droplets up to 3 mm in diameter.

At the Island Gold deposit, 5 zones referred to as E1, E, D1, D, and C, are defined and characterized by the presence of alteration halos ranging from 0.5 to over 8 metres in thickness, comprising intense silica alteration, albite alteration and quartz-carbonate veins. Two dominant envelopes are defined, namely the C/D envelope and the E/E1 envelope, which includes the D1 zone.

3.1.6 2005 Work

The work performed in 2005, permitted among other things, for the development of underground infrastructures and the confirmation and expansion of the resources that were identified in 2004 by Patricia Mining Corp. The following table presents work achieved in 2005.

DEVELOPMENT AND DRILLING PERFORMED AT THE ISLAND GOLD PROPERTY (in metres)	
	2005
Development in ore	**356**
Crosscuts and ventilation drifts	**653**
Ventilation raises	**206**
Ramp (vertical depth of 255 metres)	**860**
Service infrastructures	**35**
Exploration drilling	**7,903**

3.1.7 Drilling

A total of 395 holes totalling 88 800 metres of surface and underground diamond drilling were completed in the property from the early 1980's to December 2005. The majority of the drill-holes used for resource estimates were BQ size.

Most of the drillholes are planned on vertical cross-sections, in order to intercept mineralized zones at right angles along a grid spacing of 20 by 15 metres, targeting alteration assemblages in the E1/E Zone. Drilling operations are performed by a drilling contractor, under the supervision of the geological staff at the Island Gold project. Underground drillholes are BQ calibre, whereas surface drillholes are NQ size. Core recovery is 100%. The drill core is logged in detail by experienced and highly skilled staff, following established guidelines for the Island Gold project. A rock quality designation (RQD) analysis was completed for all drill-holes drilled in the 2005 program and the RQD for the zones is excellent.

3.1.8 Sampling and Analysis

i) Sampling

The sampling approach was planned to coincide with lithological contacts with a minimum with of 0.3 metres and a maximum length of 1 metre.

The panel (or chip) sampling method generally consisted of taking horizontal representative samples of the geology (units or alteration) that was exposed either in the face or in the adjacent walls. The sample weighted an aveargae 3 kg for a zone of 2 metres vertically by 0.5 to 1.5 metres horizontally.

ii) Assays

Accurassay Laboratories (Accurassay) of Thunder Bay, Ontario was used for the underground drilling and development program to perform fire assay, gravimetric and specific gravity analyses. A number of underground muck and chip samples were sent to River Gold's assay lab in Wawa. Accurassay are commercial Canadian Assay Laboratories accredited by the Standards Council of Canada to ISO/IEC 17025 guidelines for gold analysis.

The step-by-step procedure for sample analyses is briefly described as follows:

- Upon reception of sample bags, all sample numbers are verified and entered into the Laboratory Information Management System (LIMS), a sample tracking system used by the laboratory.

- Samples are dried and crushed to 90% passing 2 mm, using a jaw crusher. A representative sub-sample of 250 to 450 g of the –2 mm fraction is prepared using a Jones riffle splitter. The sub-sample is then pulverized to 90% passing –150 mesh, using a ring pulverizer.

- Samples are then analyzed by fire assay with a gravimetric finish. In the last case, 30 g of representative material were subjected to the fire assay and to gravimetric finish. Rejects and pulps are preserved by the laboratory or stored at the Island Gold site.

iii)   Quality Control

During the course of the geological confirmation program, an evaluation of "Quality Assurance/Quality Control" (QA/QC) data was done to address the three (3) main concerns of analytical determination protocols, namely: (i) contamination, (ii) accuracy, and (iii) precision, as measured by the results obtained from field and analytical blank standards, certified reference standards and an assortment of specific duplicate samples collected and/or prepared, in addition to the regular samples submitted to the laboratory. A certified standard and blank assay are run with each sample batch of samples. In addition, a replicate assay is run on every 10th sample to be used for checking the reproducibility of the assays.

The results of field and analytical blanks used to monitor for potential contamination during sample processing and assaying indicate that no significant contamination is likely to have occurred during the sampling/assaying programs completed. The assays supporting the Island Deposit Mineral Resource estimate are based on sample preparation and analytical protocols that meet standard industry practice and are reasonable and acceptable.

3.1.9   Security of Samples

At the Island Gold project, there are no specific quality control measures for the shipment of drill core samples.

3.1.10   Mineral Resource Estimates

Methodology and procedures for mineral resource estimates have been established by Island Gold project personnel, qualified persons as per the National Instrument 43-101, and are performed under the direct supervision of Jules Riopel (Geology and Exploration Director). The base data, factors and parametres used in the determination of the mineral resource are based on the knowledge of the Island Gold deposit as of December 31, 2005.

The mineral resource estimate is carried out in accordance with the National Instrument 43-101 recommendations and regulations. Mineral resource and reserve were classified according to the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) classification and adopted by the CIM Council on August 20th, 2000. All standards generally accepted in the mineral industry as well as National Instrument 43-101 recommendations and ICM regulations for both mineral resource and reserve estimates have been fully applied in this study.

The source data and parameters used in the resource calculation correspond to knowledge acquired and best estimates as at December 31, 2005. Budget costs used in the evaluation are based on estimated and actual data, taking into account acquired experience in 2005.

i)   Technical Parametres

At the Island Gold project, Gemcom software was used to prepare the resource calculation. A polygonal model was constructed using data within a maximum radius of 20 metres from diamond drillhole intercepts. The main parameters used to estimate the global mineral resources are as follows:

- A Cut-off grade of 5 g/t Au fixed with a gold price at US$450/oz (or CAN$540/oz with an exchange rate of CAN$1.2 for US$1);

- Operating costs of $120.00/tonne;

- Grade capping at 75 g/t Au for all zones;

- A minimum true thickness of 1.5 metres based on the proposed mining method (cut and fill and skrinkage);

- An average rock density of 2.9 t/m^3 is defined.

ii)   Resource Classification

The following descriptions provide more information on the classification of mineral resources at the Island Gold project. Measured resources are confirmed by underground development. These resources extend to 7.5 metres from underground openings, following the dip of the geological body. Indicated resources are defined by a cluster of drill intercepts within a 20-metre envelope, whereas inferred resources are defined either by isolated drill intercepts, or within a 20 to 30-metre envelope.

iii)   Resource Table

According to the calculation, as of December 31, 2005, mineral resources are estimated as:

Resource Categories	Tonnes (metric)	Grade (g/t Au)	Au (oz)
Measured	16,100	10.90	5,600
Indicated	162,100	11.19	58,300
Total (measured + indicated)	178,200	11.15	63,900
Inferred	193,600	12.08	75,200

* Richmont Mines' equity interest – 55%

Tonnages and grades of these resources do not include any dilution and have not been corrected with a mining recovery factor.

3.1.11 Metallurgy

Metallurgical testing was carried out by Lakefield Research in June 1988 on ore extracted from the Island Zone. These tests were conducted on three composite samples with respective average grades of 3.56 g/t Au, 7.59 g/t Au, and 15.38 g/t Au. Metal assay results at Lakefield, for the three composite samples, were 2.75 g/t Au, 6.83 g/t Au, and 12.3 g/t Au, and indicated very little coarse gold was present. Cyanidation tests were conducted with 500 g of material, crushed to 77% passing –200 mesh. Gold dissolution was fairly rapid and the recovery rate was above 94% after 48 hours.

A bulk sample of 4,167 tonnes was extracted from underground stopes at the Island Zone and processed at the Kremzar mill in three lots in 1990. Gold recovery was approximately 94%.

3.1.12 Summary of Exploration and Development Work

In 2005, Richmont Mines invested $12,622,482 in the Island Gold project and as of the fourth quarter of 2005 holds 55% of the property. The work performed to date has allowed, among other things, for the development of underground infrastructures and the confirmation and expansion of the resources that were identified in 2004 by Patricia Mining Corp.

The Company plans to prepare a reserve calculation, using the data from drilling that will be available in September 2006. In the third quarter of 2006, Richmont Mines plans to restart the mill located on site, which has a capacity of 650 tonnes per day, and to begin processing ore from development. Subsequently, the Company plans for the milling work to continue with the processing of ore from the Island Gold property so as to achieve production during the second half of the year.

The Island zone remains open at depth and along strike in certain areas. Based on a preliminary review of drillholes in the Lochalsh and Goudreau zones, these two zones offer excellent exploration potential and the distinct possibility to add mineral resources. The 2005 exploration campaign also led to the identification of two areas of interest near underground infrastructure, which will be investigated over the course of 2006. The Island Gold project offers good potential to increase the mineral resources and to convert inferred mineral resources into indicated resources.

4   Exploration Projects and Others Properties

4.1   General

Richmont Mines owns or holds interests in many mining properties at different stage of exploration. Richmont Mines 2005 annual report presents details on all of these properties in the section under the heading "Summary of operation and financial results for 2005, 2004 and 2003" of the Management's discussion and analysis. The following table outline Richmont Mines' interest in these exploration properties as at December 31, 2005.

Property	Year of acquisition	Number of claims	Participation[1]
Quebec			
East Amphi	2003	34	100%
Francoeur	1992	13	100%
Monique	1994	21	81% by Louvem
Wasamac	1988	3 mining concessions	100%
Camflo North West	2005	13	50%
Newfoundland and Labrador			
Valentine Lake	2003	502	Option for 70%
Cripple Creek (TN)	2005	83	Option for 100%
Ontario			
Island Gold	2003	305	55%
Sewell	2002	6	100%
Cripple Creek	2002	42	100%

(1)   The Company is subject to pay royalties if some of these properties are brought into commercial production.

The following table presents Richmont Mines' exploration and evaluation of projects expenses in 2003, 2004 and 2005 and the budgeted amounts for 2006.

	2003	2004	2005 $	2006 $
				Estimated
Quebec				
Beaufor Mine	1,221,682	980,166	862,150	700,000
East Amphi	52,997	11,659,892	15,450,202	60,000
Francoeur Mine	1,776,152	10,864	49,974	10,000
Monique	-	270,047	19,186	20,000
Wasamac	551,320	290,982	39,685	26,500
Newfoundland				
Hammerdown Mine	710,290	186,631	-	-
Valentine Lake	33,649	1,056,283	393,200	125,000
Ontario				
Island Gold	86,822	359,567	12,763,660	*7,000,000
Sewell and Cripple Creek	4,006	253,443	178,596	200,000
Other properties	127,121	72,990	83,831	395,000
Evaluation of projects	309,664	349,763	508,746	150,000
Tax credit	(1,194,599)	(1,511,045)	(2,136,164)	(122,475)
	3,679,104	13,979,583	28,213,066	8,564,025

* Richmont Mines' equity interest – 55%

4.2   Valentine Lake

4.2.1   Description and Location of the Property

i)   Location and Access

The Valentine Lake Property is located in Central Newfoundland, 55 km south of the town of Buchans. The property can be accessed by way of 75 kilometres of gravel road from Millertown via the Buchans Highway.

ii)   Description of the Propriété

The Valentine Lake property consists of 2 grouped mineral exploration licences 10 943M (Valentine Lake North) and 10 899M (Valentine Lake South). The two (2) blocs of claims cover a total area of 12,550 hectares; 6400 hectares and 256 claims for Valentine North and 6,150 hectares and 246 claims for Valentine South.

iii)   Agreement

In November 2003, Richmont Mines signed an option agreement to acquire a 70% interest in the Valentine Lake Property from Mountain Lake Resources by carrying out $2.5 million in exploration work by October 31st, 2007. As of December 31, 2005, exploration work has been done for a amount totalling $1,483,132.

4.3   Wasamac

4.3.1   Description and location of the property

i)   Location and Access

The Wasamac property is located approximately 15 km southwest of Rouyn-Noranda, province of Quebec. The property can be reached from Rouyn-Noranda via the Trans Canada Highway 117 to the town of Arntfield and thence by a secondary road that leads directly to the property.

ii)   Description of the property

The Wasamac property consists of 3 mining concessions (CM 349, CM 364, and CM 370) which represent a total area of 757.65 hectares in the Beauchastel township. Richmont Mines owns 100% of the Wasamac property.

4.4   Francoeur

4.4.1   Description and location of the property

i)   Location and Access

The Francoeur property is located approximately 25 km southwest of Rouyn-Noranda, province of Quebec. The property can be reached from Rouyn-Noranda via the Trans Canada Highway 117 to the town of Arntfield and thence by a secondary road from the north that crosses the Arnfield town and leads directly to the property.

ii)   Description and Infrastructures of the Property

The Francoeur property consists of 13 mining claims, including 3 mining concessions and 4 mining leases, covering a total surface area of 363 hectares. These claims are located in Beauchastel Township and are wholly owned by Richmont Mines.

The Francoeur mine was in operation from 1938 to 1947, from 1968 to 1971, and again from 1991 to 2001. A head frame is present on the property, as well as various basic infrastructures.

iii)   Agreement

In 2004, the Company concluded an agreement with Cadillac-West Exploration Inc. for the Norcoeur and Lac Fortune group of properties, adjacent to the Francouer property. Cadillac-West Exploration committed itself to invest $0.5 million in exploration, after which it will have the right to acquire from Richmont Mines an interest of 50% in the Norcoeur and Lac Fortune group of properties by completing exploration programs of $2.2 million and $1.5 million, respectively, over three years. In accordance with this agreement, Cadillac-West Exploration completed a drilling program of approximately $300,000 in 2005 on the Norcoeur and Lac Fortune group of properties. The work led to the completion of 2,496 metres of drilling, and gold-bearing zones were intersected. Cadillac-West Exploration must complete its $0.5 million exploration program before May 22, 2006.

4.5   **Camflo Northwest**

4.5.1   Description and location property

i)   Location and Access

The Camflo Nord-Ouest property is located about 21 km west of Val-d'Or, in northwestern Québec. The property is located west of the Camflo mill, held by Richmont Mines. The property can be reached via the Camflo mill road, which turns off Highway 117, about 5 km east of Malartic.

ii)   Description of the Property

The Camflo Nord-Ouest property consists of 13 claims covering lots 45 to 51 in Range I, and lots 45 to 50 in Range II of Malartic Township. It covers a total surface area of 453.5 hectares.

iii)   Agreement

Richmont Mines has the option to acquire a 50% interest in the property by investing $200,000 in exploration work prior to December 31, 2005. As at December 31, 2005, Richmont Mines had invested $220,837, and had thus met the conditions stipulated in the agreement and acquired a 50% interest in the Camflo Nord-Ouest property. Richmont Mines also has the option to acquire an additional 30% interest, by investing another $125,000 prior to December 31, 2006.

4.6   **Cripple Creek (TN)**

4.6.1   Description and Location of Property

i)   Location and Access

The Cripple Creek property is located approximately 25 km north of the town of Gander, north central part of the province of Newfoundland. The property is accessible by the Gander Bay Highway.

ii)   Description of the Property

The property consists of 83 claims in 7 contiguous claims blocks.

iii)   Agreement

Richmont Mines concluded an agreement in late 2005 with Derrick Fancey and Donald Le Drew, to acquire a 100% interest in the Cripple Creek property, Newfoundland, for a cash consideration of $73,480, payable prior to December 23, 2007. The sellers retain a 2% NSR, half of which may be purchased at any time for an amount of $1 million.

4.7   Table of reserves and resources

	December 31, 2005			December 31, 2004		
	Tonnes (metric)	Grade (g/t Au)	Ounces contained	Tonnes (metric)	Grade (g/t Au)	Ounces contained
Beaufor Mine						
Proven reserves[1]	**114,600**	**7.31**	**26,900**	165,000	6.98	37,000
Probable reserves[1]	**392,000**	**8.98**	**113,200**	500,000	8.66	139,000
Measured resources	**101,800**	**5.36**	**17,600**	54,000	6.27	10,900
Indicated resources	**629,300**	**6.77**	**137,000**	774,000	6.53	162,500
Inferred resources	**46,000**	**9.42**	**13,900**	55,000	9.41	16,700
East Amphi Mine						
Proven reserves[1]	**288,900**	**4.04**	**37,500**	-	-	-
Probable reserves[1]	**351,900**	**5.57**	**63,000**	-	-	-
Measured resources	**248,000**	**4.72**	**37,600**	317,000	6.04	61,500
Indicated resources	**488,400**	**5.53**	**86,800**	610,000	6.06	118,900
Inferred resources	**308,500**	**5.95**	**59,000**	943,000	5.72	173,500
GOLD PROJECTS						
Island Gold[2]						
Indicated resources	**16,100**	**10.90**	**5,600**	-	-	-
Inferred resources	**162,100**	**11.19**	**58,300**	150,000	12.30	59,400
Inferred resources	**193,600**	**12.08**	**75,200**	183,000	12.90	75,900
Francoeur						
Inferred resources	**885,000**	**7.90**	**227,500**	885,000	7.90	227,500
Valentine Lake[3]						
Inferred resources	**920,000**	**8.51**	**251,600**	920,000	8.51	251,600
Wasamac						
INFERRED RESOURCES	**1,280,000**	**6.92**	**285,200**	1,280,000	6.92	285,200
TOTAL GOLD						
Proven and probable reserves	**1,147,400**	**6.52**	**240,600**	665,000	8.24	176,000
Measured and indicated resources	**2,530,700**	**7.01**	**570,400**	2,790,000	7.11	640,700
Inferred resources	**2,748,100**	**7.75**	**684,900**	3,381,000	7.40	802,900

[1] Established in 2005 according to a price of US$450/oz at an exchange rate of 1.20 (in 2004, at US$400 and an exchange rate of 1.31)
[2] Richmont Mines' equity interest – 55%
[3] Richmont Mines' equity interest – Option to acquire 70%

National Instrument 43-101

The Company's main properties mineral reserves and resources calculation were established by «qualified persons» designated by National Instrument 43-101 and their names are in the table below.

Property	Qualified Persons	Titles
Beaufor Mine	Donald Trudel, P.Geo.	Chief geologist
East Amphi Mine	Jules Riopel, M.Sc., P.Geo., MBA	Geology and Exploration Manager
	Jacques Daigneault, geo	Senior geologist
Projects	Christian Bézy, geo	Senior geologist
Island Gold	Roscoe Postle Associates Inc.	Independant Consultant
	Jules Riopel, M.Sc., P.Geo., MBA	Geology and Exploration Manager
Francoeur	Jules Riopel, M.Sc., P.Geo., MBA	Geology and Exploration Manager
Valentine Lake	Larry Pilgrim, P.Geo.	Senior geologist
Wasamac	Jules Riopel, M.Sc., P.Geo.	Geology and Exploration Manager
	Mathieu Guay, Geo	Project geologist

5. Other Aspects of the Business

5.1 Gold Marketing and Sales

The profitability of gold mining is directly related to the market price of gold as compared to the cost of production. Gold prices fluctuate widely and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates (specifically the U.S. dollar relative to other currencies), interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by a nation's central bank. The demand and supply of gold usually affect gold prices but not necessarily in the same manner as supply and demand affect the prices of other commodities. The gold available for sale includes a combination of mine production, stock and gold bullion held by governments, public and private financial institutions, industrial organizations and private individuals. As the amounts produced in any single year account for a small portion of the total available supply of gold, normal variations in current production do not have a significant impact on the supply of gold or on its price.

The following table sets out the annual average gold price (London PM fix) in U.S. dollars over the past five years:

	(US$)	Exchange rate	(CAN$)
2001	271	1.55	420
2002	310	1.57	487
2003	363	1.40	509
2004	410	1.30	534
2005	444	1.21	538

Gold can be easily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. Richmont Mines is not dependent upon the sale of its gold to any one customer because of the large number of available gold purchasers.

Richmont Mines occasionally uses put and call options on gold, and forward sales contracts on gold and US dollar. All such hedging policies are previously approved by the Company's Board of Directors. Financial derivatives are used only in accordance with the Company's hedging policy, and not for speculative purposes.

Gold bars are carried between the mills and the refinery by commercial armored truck. These bars are refined at the Royal Canadian Mint of Ottawa refinery under a service contract at competitive rates. Refined metal is sold under forward sales contracts or on the spot market to commercial bullion dealers.

As at December 31, 2005 and 2004, Richmont Mines had no gold hedging contracts.

5.2   <u>**Environment**</u>

The principal operations of Richmont Mines are the production of gold from mining development, extraction and processing of minerals and mining exploration to maintain and increase its ore reserves. These operations are subject to various levels of control and strict government regulations, such as laws and regulations in respect of activities related to natural resources and the protection of the environment. The current legislation is a matter of public knowledge, and Richmont Mines cannot foresee any further legislation and amendments that may have a bearing on its operations.

Legislation in matters of environmental protection, to which the Canadian mining industry is subject, imposes, in particular, high standards for the reduction or elimination of the emission, deposit, issuance or release into the environment of contaminants caused by the extraction or processing of ore. In addition, certificates of authorization must be obtained in advance for the construction and commercial operation of a mine, plant, concentrator or refinery, since such types of operations that are specific to the mining industry may result in the emission, deposit, issuance or release of contaminants into the environment or may change the quality of the environment.

5.2.1   <u>Quebec</u>

Provincial legislation in mining matters contemplates the acquisition and ownership of mining titles, safety standards, royalties and mining taxes. The Mining Act (Quebec) ensures the rehabilitation and restoration of lands affected by mining activities. Thus, a person who carries out certain mining work, who operates a mill in respect of certain mineral substances or who carries out certain mining operations in respect of tailings must obtain the approval of the Minister of Natural Resources, Wildlife and Parks (Quebec) (the "MNRWP") for any plan for the rehabilitation and restoration of land affected by its operations; such person must comply with the plan and provide a financial guarantee to that effect. Where a person commences mining operations, it must submit its rehabilitation and restoration plan within one year following the beginning of its activities. The MNRWP may require or impose additional conditions or obligations before giving its approval to the rehabilitation and restoration plan. Such plan, once approved, must be resubmitted every five years for approval by the MNRWP. The Ministry may review the financial guarantee at any time if it is of the opinion that the guarantee is insufficient and may require additional guarantees. Such amendments also provide that the Minister may enjoin a person who has already ceased its mining operations on a particular site to perform the rehabilitation and restoration work required by the presence of tailings. If the person does not comply with any of the aforementioned amendments and regulations, the MNRWP may have the rehabilitation and restoration work executed by a third party at the cost of such person. Richmont Mines does not foresee any difficulty in meeting the requirements under the Mining Act. (Quebec).

Richmont Mines holds certificates of authorization issued by the Minister of the Environment (Quebec) (the "MENV") with respect to its mining operations at the Francoeur Mine, at the Beaufor Mine and of its subsidiary, Camflo Mill Inc. The Company also benefits from acquired rights with respect to the construction of its mill prior to the coming into force of the Environment Quality Act (Quebec).

5.2.2   <u>Newfoundland</u>

Tailings disposal and waste-water control are the key environmental issues for the Nugget Pond and Hammerdown projects. The approximately 500,000 tons of tailings solids produced during the active life of the Nugget Pond Mine and the 300,000 tonnes from the Hammerdown Mine were subjected to the INCO S02-air destruction process for cyanide destruction prior to being released to the tailings pond. Since these submerged tailings occupy only 20% of the pond volume, plenty of space remains for the Hammerdown tailings.

The intention of the environmental program is to return the sites and the watershed to their pre-development state. Reclamation activities should restore the sites' natural capabilities.

Failure to comply with the legislation mentioned above may result in the issuance of an order for the interruption or decrease of operations or even the installation of additional equipment. Richmont Mines may be required to indemnify those who suffer loss or damages due to its mining operations and may be subject to a penalty if it is convicted under the provisions of this legislation.

As planned, the Company closed the mine in May 2004 and subsequently ensured that the site rehabilitation work was carried out in compliance with the standards established by the province of Newfoundland and Labrador.

In 2005, Richmont Mines guaranteed the restoration of its mining sites through letters of credit, in the amount of $1,478,190, whereas last year it resorted to certificates of deposit.

5.3   Employees

Richmont Mines offers its employees compensation including attractive benefits and a Stock Option Purchase Plan for management. As at December 31, 2005, Richmont Mines employed a total of 257 workers compared with 180 a year earlier.

During the year 2003, the hourly employees of the Camflo Mill unionized. The negotiations were conducted without any negative impact on the operations and in May 2004, the parties concluded a first bargaining agreement for a three-year period ending December 31, 2006. In 2005, Richmont Mines' Management negotiated a bargaining agreement for the East Amphi Property valid until April 30, 2008. The employees of the Beaufor Mine are not unionized and labour relations are satisfactory.

IV.   CONSOLIDATED FINANCIAL INFORMATION

The selected consolidated financial information has been derived from the consolidated financial statements included in the annual report of Richmont Mines for the year ended December 31, 2005, and should be read in conjunction with these statements and the accompanying notes.

1.   For the Last Three Fiscal Years

	Years ended December 31 (thousands of Canadian dollars except per share data)		
	2005	2004	2003
Total revenues	**21,645**	39,641	50,309
Net earnings	**(27,480)**	732	5,035
Net earnings per share			
	(1.54)	0.05	0.32
	(1.54)	0.04	0.31
Total assets	**54,226**	56,194	53,495
Long-term debt	**-**	-	-
Working capital	**21,877**	25,925	31,184
Shareholders' equity	**40,464**	45,412	43,608

2. For the Last Eight Quarters

	2005 (thousands of Canadian dollars except per share data)			
	1st	2nd	3rd	4th
Total revenues	7,365	7,128	3,052	4,100
Net earnings (loss)	100	(1,170)	(1,390)	(25,020)
Net earnings (loss) per share				
Basic	0.01	(0.07)	(0.08)	(1.40)
Diluted	0.01	(0.07)	(0.08)	(1.40)

	2004 (thousands of Canadian dollars except per share data)			
	1st	2nd	3rd	4th
Total revenues	7,195	13,563	10,124	8,759
Net earnings	(1,122)	1,152	742	(40)
Net earnings per share				
Basic	(0.07)	0.07	0.05	-
Diluted	(0.07)	0.07	0.05	-

3. Dividend Policy

The Company has not declared or paid any dividends on its common shares since its incorporation. Richmont Mines has no current plans to pay dividends on its common shares. Its present policy is to retain earnings to finance its capital expenditures program. In the future, the Board of Directors will declare dividends according to its assessment of the financial position of the Company, taking into account its financing requirements for future growth and other factors that the Board of Directors may deem relevant in the circumstances.

V. CAPITAL STRUCTURE

Richmont Mines' capital stock is composed of unlimited number of common shares, no par value.

Common Shares	2005	2004	2003
Weighted average outstanding	17,837,886	16,126,784	15,926,191
Outstanding as of December 31	20,994,553	16,169,653	16,073,653
Diluted as of December 31	23,032,553	18,112,153	17,919,153
Closing price as of December 31	$4.35	$5.50	$6.20

The holders of the common shares are entitled to one vote per share at all meetings of shareholders of the Company and are entitled to dividends, if and when declared by the directors of the Company, and to the distributions of the residual assets of the Company in the event of the liquidation, dissolution or winding-up of the Company.

Redemption of shares

The Company put in place a normal course issuer bid to purchase outstanding shares which bid expired on July 8, 2005.

Stock Option Purchase Plan

The Company offers a Stock Option Purchase Plan under which options to acquire common shares may be granted to its directors, officers, employees and non-employees.

Information on the Share Option Plan as at December 31, 2005

Plan Category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under the plan (excluding securities reflected in column (a))
	(a)	(b)	(c)
Share Option Plan	1,948,000	$4.73	982,500

Shareholder Rights Plan

The Company implemented a shareholder rights plan (the "Rights Plan") on April 9, 2002 (the "Effective Date").

If the shareholders agree to renew the Rights Plan at their meeting on May 12, 2005, it will remain in effect subject to being reconfirmed at every third annual meeting of shareholders. If the Rights Plan is not reconfirmed it will terminate. Even if reconfirmed by the shareholders, the Rights Plan will expire ten years after the Effective Date.

The following is a summary of the principal terms of the Company's Rights Plan which is qualified in its entirety by reference to the text of the Rights Plan, itself, a copy of which is available from the Company as set out at the end of this document.

The primary objective of the Rights Plan is to provide the Board of Directors of the Company sufficient time to explore and develop alternatives for maximizing shareholder value if a takeover bid is made for the Company and to provide every shareholder an equal opportunity to participate in such a bid. The Rights Plan encourages a potential acquiror to proceed either by way of a Permitted Bid (as defined in the Rights Plan), which requires the takeover bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board of Directors.

On the Effective Date, one Right was issued and attached to each common share of the Company then outstanding, and one Right has and will be issued and attached to each common share of the Company subsequently issued.

The Rights will separate from the common shares and will be exercisable 10 trading days (the "Separation Time") after a person has acquired, or commenced a takeover bid to acquire, 20% or more of the common shares, other than by an acquisition pursuant to a takeover bid permitted by the Rights Plan (a "Permitted Bid"). The acquisition by any person (an "Acquiring Person") of 20% of the common shares, other than by way of a Permitted Bid, is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, each Right (other than those held by an Acquiring Person) will permit the purchase by holders of Rights, other than an Acquiring Person, of common shares at a 50% discount to their market price.

The requirements for a Permitted Bid include the following:

- the takeover bid must be made by way of a takeover bid circular;

- the takeover bid must be made to all shareholders of the Company;

- the takeover bid must be outstanding for a minimum period of 60 days and common shares tendered pursuant to the takeover bid may not be taken up prior to the expiry of the 60 day period and only if at such time more than 50% of the common shares of the Company held by shareholders, other than the bidder, its affiliates and persons acting jointly or in concert and certain other persons (the "Independent Shareholders"), have been tendered to the takeover bid and not withdrawn; and

- if more than 50% of the common shares held by Independent Shareholders are tendered to the takeover bid within the 60 day period, the bidder must make a public announcement of that fact and the takeover bid must remain open for deposits of common shares for not less than 10 business days from the date of such public announcement.

VI.   MARKET FOR STOCK TRADING

The Company common shares are listed on the Toronto Stock Exchange and to the American Stock Exchange under the ticker "RIC".

Toronto Stock Exchange (TSX) (CAN$)

2005	Share volume (thousand)	High	Low	Close
January	113,800	5.35	4.90	5.00
February	178,700	5.20	4.58	4.70
March	231,900	4.95	4.00	4.06
April	121,900	4.30	4.00	4.30
May	236,700	5.00	4.24	4.98
June	596,800	5.85	4.97	5.32
July	224,400	5.35	4.72	4.80
August	174,900	5.26	4.62	4.76
September	324,700	5.30	4.76	5.24
October	208,800	5.24	3.82	3.94
November	118,960	4.55	3.90	4.30
December	419,933	4.62	3.99	4.35
Annual summary	**2,951,493**	**5.85**	**3.82**	**4.35**

American Stock Exchange (AMEX) (US$)

2005	Share volume (thousand)	High	Low	Close
January	415,800	4.50	4.00	4.15
February	587,100	4.15	3.71	3.80
March	569,700	3.98	3.29	3.42
April	386,400	3.46	3.20	3.44
May	657,900	3.99	3.35	3.98
June	872,700	4.73	3.98	4.43
July	401,700	4.40	3.86	3.91
August	359,900	4.40	3.87	4.03
September	336,300	4.60	4.00	4.49
October	966,400	4.50	3.23	3.34
November	289,600	3.83	3.28	3.70
December	744,200	4.04	3.45	3.65
Annual summary	**6,587,700**	**4.73**	**3.20**	**3.65**

VII. DIRECTORS AND OFFICERS

Names, municipalities of residence, offices and principal occupations of the directors and senior executives of the Company are as follows:

Name and Municipality of Residence	Office held with the Company	Principal Occupation	Director or Officer since	Number of shares owned on March 24, 2006
Jean-Guy Rivard Rouyn-Noranda (QC) Canada	Chairman of the Board and Director	Chairman of the Board of Richmont Mines	Feb. 25, 1981	1,100,000
Martin Rivard Rouyn-Noranda (QC) Canada	President, Chief Executive Officer and Director	President and CEO of Richmont Mines	Oct. 1, 2005	3,000
Denis Arcand[(2) (3)] Brossard (QC) Canada	Director	Business Man	Sept. 28, 1995	36,348
Gilles Loiselle, CP[(2) (3)] Montreal (QC) Canada	Director	Advisor to the Chairman of the Executive Committee, Power Corporation of Canada (holding and management company)	July 8, 1996	NIL
Réjean Houle[(2) (3)] Montreal (QC) Canada	Director	Ambassador, Canadien Hockey Club Inc.	Jan. 27, 1989	37,000
Campbell Stuart Montreal (QC) Canada	Secretary	Partner, Colby, Monet, Demers, Delage & Crevier, law firm	July 23, 2002	0
Christian Pichette Brossard (QC) Canada	Vice President, operations	Vice President, operations of Richmont Mines	October 6, 2005	0
Nicole Veilleux Rouyn-Noranda (QC) Canada	Director of finances	Director of finances of Richmont Mines	March 1, 2006	1,000

(1) As the Company has no personal knowledge of the number of shares controlled by the above-mentioned nominees, the information was provided by each of them.
(2) Member of the Audit Committee
(3) Member of the Compensation Committee

The Company does not have any other committee other than those mentioned above.

The above-mentioned individuals have held their principal occupation as indicated opposite their respective names during the last five years, except for Mr. Martin Rivard, who was, prior to October 2005, Executive Vice-President of Richmont Mines; Mr. Christian Pichette, who was, prior October 2005, General Manager of Niobec Mine, Cambior Inc.; and Mrs Nicole Veilleux, who was, prior March 2006, Controler of Richmont Mines.

Each director shall, unless he resigns or his office becomes vacant for any reason, hold office until the close of the next annual meeting of shareholders or until his successor is elected or appointed.

The directors and officers mentioned above owns a total of 1,117,348 voting shares, which represents less than 5.61% of all the shares issued and outstanding of Richmont Mines Inc. Furthermore, no directors or officers own voting shares of Louvem Mines Inc.

VIII. AUDIT COMMITTEE

Audit Committee's Charter

The audit committee's charter is set out in Schedule A hereof.

Composition of the Audit Committee

The audit committee is composed of Messrs Denis Arcand, Gilles Loiselle and Réjean Houle. All members of the audit committee are independent and financially literate as defined in Regulation 52-110 respecting Audit Committees ("Regulation 52-110").

Relevant Education and Experience

Mr. Arcand received his Bachelor of Commerce from the HÉC in Montreal. He is also a Fellow of the Investment Dealers Association of Canada, having begun his career as a sales representative with Nesbitt Thomson in 1966. From 1972 to 1988, he held various positions with the investment dealer Bell Gouinlock Ltd., most notably heading up its Montreal office as Director and Vice-President. He was also responsible for its corporate finance department. Under his leadership many industrial and particularly mining company financings were completed, resulting in Bell Gouinlock, which merged with Pemberton Securities Ltd, becoming the leader in mining financing in Quebec.

The Honourable Gilles Loiselle holds the position of Advisor to the President of the Executive Committee of Power Corporation of Canada, Mr. Paul Desmarais, Sr., since 1993. From 1967 to 1988, Mr. Loiselle joined the Québec civil service. He served as First Counsellor and as Agent General in Paris, London and Rome. As a senior civil servant, he was in turn Executive Director of Government Communications, and Assistant Deputy Minister for Canadian Intergovernmental Affairs and for Cultural Affairs. Mr. Loiselle was appointed President of the Interministerial Committee for the Olympic Year in 1976 and Commissionner of the 450th anniversary of 1984. Elected member of Parliament for the riding of Québec in 1988, he served in the Canadian Government as Minister of State for Finance, as President of the Treasury Board and as Minister of Finance.

Mr. Houle is an experienced manager who held a number of positions at Molson between 1983 and 1995. Subsequently he served the Club de hockey Canadien as Chief Executive Officer and Vice-President of operations until 2001, when he became an Ambassador for this organization so dear to his heart, he himself having been a professional hockey player from 1969 to 1983.

Reliance on Certain Exemptions

Since the commencement of the Company's most recently completed financial year, the Company has never relied on the exemption provided in Parts 2 and 3 of Regulation 52-110 or the exemption from Regulation 52-110 or any part thereof granted pursuant to Section 8 of Regulation 52-110.

Audit Committee Oversight

Since the commencement of the Company's most recently completed financial year, the board of directors has never refused to adopt a recommendation of the audit committee with respect to the nomination or compensation of the external auditor.

Pre-Approval Policies and Procedures

The audit committee has never adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

Audit Fees

The aggregate fees billed by the external auditors for audit services for each of the last two financial years are the following:

Audit services	2005	2004
Current year	132,000	105,000

Audit-related fees

The aggregate fees billed for each of the last two financial years for certification services and related services provided by the external auditors which are reasonably related with the performance of the audit or review of the Company's financial statements are described in the following table:

Nature of services	2005	2004
Traveling expenses	10,808	15,654
Special work	12,890	2,650

Taxation fees

The aggregate fees billed for each of the last two financial years for the professional services provided by the external auditors with regards to tax compliance, tax advice and tax planning are described in the following table:

Nature of services	2005	2004
Review quarterly estimate	12,800	12,864
Planning and tax advice	19,270	28,265

Other fees

The aggregate fees billed for each of the last two financial years for the products and services provided by the external auditors, other than the services previously stated, are described in the following table:

Nature of services	2005	2004
Sarbanes / Oxley Law	39,088	14,500
Other consultations	11,550	16,705
Other expenses	13,012	9,270

IX. LEGAL PROCEEDINGS

The Company does not face any legal proceedings.

X. REGISTRAR AND TRANSFERT AGENT

The registrar and transfert agent for the common shares of the Company is Computershare Trust Company of Canada Inc., 1500, University Street, Suite 700, Montreal, Quebec H3A 3S8.

XI. MAJOR CONTRACTS

In the course of the year 2003, Richmont Mines made following acquisitions that details of agreements are to the section II, point 2 "Three Years History".

- East Amphi, agreement between Richmont Mines and McWatters Mines;
- Island Gold, agreement between Richmont Mines and Patricia Mining Corp.

In the course of the year 2004, Richmont Mines had not completed any significant acquisition or disposition.

In the course of the year 2005, Richmont Mines acquired 55 % of the Island Gold property as mentionned in the agreement signed in 2003 with Patricia Mining Corp.

XII. ADDITIONAL INFORMATION

Additional information regarding the Company may be obtained on the SEDAR web site (www.sedar.com) and on the web site of Richmont Mines Inc. (www.richmont-mines.com).

Additional information, including directors' and officers' remuneration and indebtedness, the principal holders of the Company's securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company's information circular for its most recent annual meeting of shareholders that involved the election of directors.

Additional financial information is provided in the Company's financial statements and management's discussion & analysis for the year ended December 31st, 2005.

XIII. APPENDICE A

AUDIT COMMITTEE CHARTER

RICHMONT MINES

The Audit Committee of Richmont Mines Inc. (the "Company") is a standing committee of the Board of Directors whose primary function is to carry out a detailed and thorough review of audit matters, to be responsible for the oversight of the work of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit or review services for the Company (including resolution of disagreements between management and the auditor regarding financial reporting), to consider and approve related party transactions and to offer the Company's auditors, shareholders and employees a direct link to the non-executive directors. This Committee will assist the Board in fulfilling its oversight responsibilities by reviewing the financial information which will be provided to the shareholders and others, the internal control structure, the audit process, and adherence to applicable laws and regulations. In carrying out its duties, the Committee will apply reasonable materiality standards to all matters under review.

The Audit Committee shall be comprised of three directors as determined by the Board, each of whom shall be unrelated directors, free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgement as a member of the Committee.

All members of the Audit Committee shall be financially literate and have a working familiarity with basic finance and accounting practices. At least one member of the Committee shall have accounting or related financial management expertise. The definition of "financially literate" is the ability to read and understand a balance sheet, an income statement and a cash flow statement. The definition of "accounting or related financial management expertise" is the ability to analyse and interpret a full set of financial statements, including the notes attached thereto, in accordance with generally accepted accounting principles.

The members of the Committee shall be elected by the Board at its first meeting following the annual shareholders' meeting. Unless a Chairman is elected by the full Board, the members of the Committee shall designate a Chairman by a majority vote of the full Committee membership.

The Committee shall meet at least quarterly. No meeting shall be held unless a quorum of members is present. A majority of the members shall constitute quorum. The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. The meetings may be in person or by telephone.

The Committee shall have the power to conduct or authorize investigations into any matters within the Committee's scope of responsibilities. The resources of the Company shall be available to the Committee to carry out its duties and, if need be, the Committee may (at the Company's cost) take external professional advice and invite outsiders with relevant experience to attend if necessary.

Audit Committee Mandate

1.   The Committee shall recommend to the Board the engagement and retention of the external auditors, evaluate the auditors' performance and qualifications and be directly responsible for the oversight of their work. The Committee will also periodically consider the independence of the auditors, including an annual review of any non-audit services provided and related fees received. This evaluation and review should include the evaluation and review of the lead partner of the auditing firm including such partner's regular rotation as required by law. In making its evaluations, the Audit Committee

should take into account the opinions of management and especially the personnel responsible for its internal financial control, and shall present its conclusions to the Board.

2. The Committee shall pre-approve all permissible non-audit services and all audit, review or other engagements, and advise the Board on compensation, fees and terms for such services provided by the auditors. The Committee shall establish policies and procedures as warranted for the pre-approval of services by the auditors and review such proposed services on a periodic basis. The Audit Committee shall also consider whether the auditor's performance of permissible non-audit services is compatible with the auditor's independence. The Audit Committee shall also review with the auditor any written statement from the auditor concerning any relationships between the auditor and the Company or any other relationships that may adversely affect the independence of the auditor.

3. The Committee shall discuss with the auditors, in October of each year before the annual audit commences, the nature, scope and timing of the audit and ensure coordination if more than one audit firm is involved.

4. The Committee shall inquire of management, the auditors, the Vice-President, Finance and the Chief Executive Officer about significant risks or exposures to loss or liability facing the Company and inquire as to the steps management has taken to minimize such risks.

5. The Committee shall consider, in consultation with the auditors and the Vice-President, Finance, the scope and budget of the annual audit to ensure completeness of coverage, reduction in redundant efforts, and the effective use of audit resources.

6. With respect to the annual external audit of the Company, the Committee shall review with the Vice-President, Finance, management and the auditors:

   a) the Company's annual financial statements and accompanying notes and the auditors' report thereon, including the Company's specific disclosures under related "Management Discussion and Analysis" in its report and on Form 20-F, and in all other comparable disclosures required under the Company's public filings, related press releases, the adequacy of the Company's internal controls including management's evaluation of and report on the Company's disclosure controls and procedures and internal controls, any significant recommendations the auditors and management may offer to improve disclosure controls and procedures and internal controls, major judgmental areas, and significant adjustments resulting from the audit;

   b) any significant reserves, accruals or estimates which may have a material impact on the financial statements, including mineral reserves;

   c) any difficulties or disputes with management encountered by the auditors during the course of the audit, including any restrictions on the scope of the auditors' work or access to required information and any instances of second opinions sought by management;

   d) management letters to the auditors;

   e) other matters related to the conduct of the audit, including the adequacy of the Company's internal controls and any significant findings during the year and management's responses thereto;

   f) review any material related party transactions; and

g) review the performance of the Company's internal accounting department and provide a direct line of communication between that department, the auditors and the Board of Directors.

7. Following its review, the Committee shall provide a recommendation to the Board for the inclusion of the financial statements in the Company's Annual Report, in Form 20-F, and in other related public filing documents that require approval of the Board of Directors including press releases.

8. With respect to the unaudited quarterly reports of the Company, the Committee shall consider and review with management and the Vice-President, Finance:

a) the Company's quarterly financial statements and accompanying notes, including the Company's specific disclosures under related "Management Discussion and Analysis" in its report and in all other comparable disclosures required under the Company's public filings, related press releases, the adequacy of the Company's internal controls including management's evaluation of and report on the Company's disclosure controls and procedures and internal controls, any significant recommendations management may offer to improve disclosure controls and procedures and internal controls, and major judgmental areas;

b) any significant reserves, accruals or estimates which may have a material impact on the financial statements, including mineral reserves; and

c) review any material related party transactions.

Following its review, the Committee shall provide a recommendation to the Board for the inclusion of the unaudited quarterly statements in the quarterly reports and in other related public filing documents that require approval of the Board of Directors including press releases.

9. The Committee shall consider with management and the auditors the possible impact of any pending changes in accounting standards or rules or any significant changes in the Company's accounting policies.

10. The Committee shall meet as needed with the Company's legal advisor to review legal and regulatory matters, including any material pending legal proceedings involving the Company and any reports received from regulators that may have a material impact on the Company's financial statements, environmental compliance and financial liabilities or reserves.

11. The Committee shall meet periodically with the auditors in separate executive sessions, without any member of senior management present, to discuss any matters that they or the Committee believe should be discussed privately with the Committee.

12. The Committee shall report its actions to the Board of Directors with such recommendations as the Committee may deem appropriate. Minutes will be taken for each Committee meeting which will be approved at its next meeting.

13. The Committee shall review with the Vice-President, Finance, legal advisors, and the auditors, as appropriate, the results of their review of the Company's Code of Ethics for Financial Reporting Officers and other internal policies having application.

14. The Committee shall, if appropriate, review any letter to be included in the Annual Report that describes the Committee's composition and responsibilities and how such were discharged.

15. The Committee shall consult as required with the Company's Compensation Committee with respect to compensation of the Chairman and senior executives.

16. Other responsibilities of the Committee shall include:

    a) reviewing the appointment and termination of the Vice-President, Finance;

    b) reviewing the adequacy of this Audit Committee Charter annually and evaluate the performance of the Audit Committee every two years, and recommend such changes in the Charter as the Audit Committee may determine from time to time are appropriate;

    c) orientation and training as needed for members of the Committee;

    d) reviewing with management and the auditors the potential risks facing the Company, the steps management is taking to mitigate such risks, and the adequacy of public disclosure of these risks; and

    e) receiving, considering and responding to complaints received by the Company regarding questionable accounting or auditing matters and internal accounting controls, and in that connection:

        i)   providing for the confidential, anonymous submission by employees and others of concerns regarding questionable accounting or auditing matters, or internal accounting controls;

        ii)   if warranted, conducting investigations of management and others to determine the merits of any such concerns;

        iii) retaining independent counsel and other advisors if warranted to assist the Committee in connection with any such investigation;

        iv)   making recommendations for any remedial action to be taken by the Company, if warranted, to correct any questionable accounting or auditing matter; and

        v)   if material, recommending the disclosure both to the public and to appropriate regulatory agencies of the results of any such investigation and any remedial action to be taken by the Company in response thereto.

17. The Committee shall perform such other duties and responsibilities as may be assigned to it from time to time by the Board.

18. The Committee shall circulate approved minutes of its meetings to all members of the Board.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

XIV. FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006.

Commission File Number 0-28816

Richmont Mines Inc.
(Translation of registrant's name into English)
110, avenue Principale, Rouyn-Noranda (Quebec) J9X 4P2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-__________________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Richmont Mines Inc.
(Registrant)

Date March 31, 2006

By Nicole Veilleux (signed)
(Signature)*
Nicole Veilleux
Financial Director

* Print the name and title under the signature of the signing officer.

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